EXECUTION COPY

THE DIXIE GROUP, INC.

$37,000,000

Senior Secured Notes due 2007

NOTE PURCHASE AGREEMENT

Dated as of March 12, 2003

TABLE OF CONTENTS

1. Authorization of Notes *

2. Sale and Purchase of Notes. *

2.1 Purchase Price *

2.2 Security Interest *

3. Closing; Fees. *

3.1 Closing *

3.2 Expenses *

3.3 Obligation of Purchaser *

4. Conditions to Closing *

4.1 Representations and Warranties *

4.2 Performance; No Default *

4.3 Officers' Certificate *

4.4 Due Diligence *

4.5 Collateral and Security Agreements. *

4.6 Intercreditor Agreement *

4.7 Opinions of Counsel *

4.8 Consents, Agreements *

4.9 Compliance with Securities Laws *

4.10 Purchase Permitted By Applicable Law, etc. *

4.11 No Adverse U.S. Legislation, Action or Decision, etc. *

4.12 No Actions Pending *

4.13 Proceedings and Documents *

4.14 Sale of Other Notes *

4.15 Expenses; Fees *

4.16 Perfected Security Interest *

4.17 Company' Financial Statements *

4.18 Projections *

4.19 Solvency Certificate *

4.20 Insurance *

4.21 Organizational Documents *

4.22 Sources and Uses *

4.23 Fleet Facility Documents *

4.24 Convertible Debenture Documents *

4.25 Senior Subordinated Note Documents *

5. Representations and Warranties *

5.1 Corporate Organization and Authority; Valid and Binding Effect. *

5.2 Subsidiaries *

5.3 Financial Information *

5.4 Absence of Changes, etc. *

5.5 Tax Returns and Payments *

5.6 Debt; Leases. *

5.7 Liens. *

5.8 Title to Properties; Liens *

5.9 Insurance. *

5.10 Litigation. *

5.11 Compliance with Other Instruments, etc. *

5.12 Governmental Consent. *

5.13 Patents, Trademarks, Authorizations, etc. *

5.14 Corporate Information. *

5.15 Corporate and Trade or Fictitious Names. *

5.16 Environmental Matters. *

5.17 Status Under Certain Federal Statutes *

5.18 Compliance with ERISA. *

5.19 Employee Matters *

5.20 Withholding and Other Taxes *

5.21 Certain Fees *

5.22 Real Property Matters. *

5.23 Disclosure *

5.24 Senior Indebtedness *

6. Purchaser Representations. *

6.1 Purchase Intent *

6.2 Status of Purchaser *

6.3 Source of Funds *

7. Redemption of Notes. *

7.1 Optional and Mandatory Redemptions of Notes *

7.2 Acquisition of Notes *

8. Inspection; Confidentiality *

8.1 Inspection *

8.2 Confidentiality *

9. Covenants *

9.1 Affirmative Covenants. *

9.2 Restrictive Covenants *

9.3 Financial Covenants. *

10. Events of Default; Acceleration *

11. Remedies on Default, etc. *

12. Security Interest and Intercreditor Arrangements. *

12.1 Security Agreement *

12.2 Intercreditor Agreement *

13. Definitions *

13.1 Certain Definitions *

13.2 Table of Definitions *

14. Registration, Transfer and Substitution of Notes; Action by Noteholders. *

14.1 Note Register; Ownership of Notes *

14.2 Transfer and Exchange of Notes *

14.3 Replacement of Notes *

14.4 Notes held by Company Deemed Not Outstanding *

15. Payments on Notes *

16. Expenses, etc. *

17. Survival of Representations and Warranties *

18. Amendments and Waivers. *

19. Notices, etc. *

20. Indemnification *

21. Accounting Terms *

22. Miscellaneous *

Exhibits, Annexes and Schedules
EXHIBIT A	Form of Senior Secured Note
EXHIBIT C-1	Form of Security Agreement
EXHIBIT C-2	Form of Mortgage
EXHIBIT C-3	Form of Guaranty
EXHIBIT D	Form of Intercreditor Agreement
EXHIBIT E-1	Form of Opinion of Counsel to the Company (Shumacker, Witt, Gaither & Whitaker, P.C.)
EXHIBIT E-2	Form of Opinion of Local Counsel to Company (Alabama, Indiana, Georgia and Tennessee)

ANNEX I	Schedule of Purchasers

SCHEDULE 4.16	Schedule of Jurisdictions for UCC-1 Filings
SCHEDULE 4.17(a)	Schedule of Company's Consolidated Audited Financial Statements
SCHEDULE 4.17(b)	Schedule of Company's Consolidated Unaudited Financial Statements
SCHEDULE 5.1	Schedule of Material Foreign Jurisdictions
SCHEDULE 5.2	Schedule of Subsidiaries
SCHEDULE 5.5	Schedule of Federal Tax Identification Numbers
SCHEDULE 5.6(a)	Schedule of Funded Debt
SCHEDULE 5.6(b)	Schedule of Post-Closing Funded Debt
SCHEDULE 5.6(c)	Schedule of Post-Closing Letters of Credit
SCHEDULE 5.6(d)	Schedule of Leases
SCHEDULE 5.8	Schedule of Title to Properties
SCHEDULE 5.9	Schedule of Insurance
SCHEDULE 5.10	Schedule of Litigation
SCHEDULE 5.13(b)	Schedule of Proprietary Rights
SCHEDULE 5.13(c)	Schedule of Licenses (Licensee)
SCHEDULE 5.13(d)	Schedule of Licenses (Licensor)
SCHEDULE 5.14	Schedule of Principal Corporate Offices
SCHEDULE 5.15	Schedule of Tradenames
SCHEDULE 5.16	Schedule of Environmental Matters
SCHEDULE 5.19	Schedule of Employment Agreements
SCHEDULE 5.22(a)	Schedule of Real Property Collateral
SCHEDULE 5.22(b)	Schedule of Leases and Other Real Property Matters
SCHEDULE 9.2(d)	Schedule of Affiliate Transactions
SCHEDULE 9.2(e)(xi)	Schedule of Liens
SCHEDULE 9.2(h)	Schedule of Upstream Payments
SCHEDULE 9.2(r)	Schedule of Restrictive Agreements
SCHEDULE P-1	Schedule of Permitted Contingent Obligations

THE DIXIE GROUP, INC.

$37,000,000

Senior Secured Notes due 2007

Dated as of March 12, 2003

TO EACH OF THE PURCHASERS LISTED IN
THE ATTACHED ANNEX I AND TO
TENNENBAUM CAPITAL PARTNERS, LLC,
AS COLLATERAL AGENT FOR SUCH PURCHASERS

Ladies and Gentlemen:

THE DIXIE GROUP, INC., a Tennessee corporation (the "Company"), agrees with you as follows:

1.  Authorization of Notes

The Company will authorize the issuance and sale of $37,000,000 aggregate principal amount of its Senior Secured Notes due 2007 (the "Notes"), in substantially the form of note attached hereto as Exhibit A.

2.  Sale and Purchase of Notes.

2.1   Purchase Price. The Company will issue and sell to you and, subject to the terms and conditions of this Agreement, you will purchase from the Company, at the Closing provided for in Section 3, the Notes in the principal amount specified opposite your name in Annex I for an aggregate purchase price equal to 100% of the principal amount of the Notes specified therein.

Contemporaneously with entering into this Agreement, the Company is entering into a separate Note Purchase Agreement identical with this Agreement with the other purchasers named in Annex I (the "Other Purchasers"; you and the Other Purchasers being referred to herein collectively as the "Purchasers"), providing for the sale to the Other Purchasers, at such Closing, of Notes in the principal amount specified opposite their names in Annex I.

2.2   Security Interest. Each of the Notes shall be obligations of the Company secured by Liens in the Company's interests in the Collateral, and supported by guaranties made by the domestic Subsidiaries of the Company, with such Liens in the Collateral having the relative priority set forth in the Intercreditor Agreement.

3.   Closing; Fees.

3.1   Closing. The sales of the Notes to be purchased by you shall take place at the offices of Gibson, Dunn & Crutcher LLP, at 10:00 a.m., Los Angeles time, at a closing (the "Closing") on March 12, 2003 (the "Closing Date") or on such other Business Day thereafter as may be agreed upon by the Company and you. At the Closing the Company will deliver to you the Notes indicated opposite your name on Annex I hereto in the form of a single note (or such greater number of notes in denominations of at least the Minimum Amount as shall be set forth in Annex I or as you may request) dated the date of the Closing and registered in your name (or in the name of your nominee) against delivery by you to the Company or its order of immediately available funds in the amount of the purchase price therefor. If at the Closing the Company shall fail to tender such Notes to you as provided above in this Section 3, or any of the conditions specified in Section 4 shall not have been satisfied to your satisfaction, you shall, at your election, be relieved of all further obligations under this Agreement, without thereby waiving any other rights you may have by reason of such failure or such nonfulfillment.

3.2   Expenses. Subject to the limitations of Section 16, whether or not the Notes are sold, on the date of the Closing, the Company will pay to you the reasonable fees and disbursements of your legal counsel and consultants and such other expenses including search fees, diligence fees and expenses, documentation fees and filing fees incurred by you and them in connection with the transactions contemplated by this Agreement and set forth in a statement delivered to the Company on or prior to the date of the Closing, and thereafter the Company will pay, promptly upon receipt of a supplemental statement therefor, additional reasonable fees and disbursements, if any, related to the foregoing and incurred in connection with such transactions.

3.3   Obligation of Purchaser. The Company hereby acknowledges and agrees that you shall have no obligation to purchase the Notes or otherwise consummate the transactions contemplated by this Agreement if any of the conditions to closing described in Section 4 have not been satisfied to your satisfaction at or prior to the Closing.

4.  Conditions to Closing. Your obligation to purchase and pay for the Notes to be sold to you at the Closing is subject to the fulfillment to your satisfaction, prior to or at the Closing, of the following conditions:

4.1   Representations and Warranties. The representations and warranties of the Company and its Subsidiaries contained in this Agreement, in the other Operative Agreements, and those otherwise made in writing by or on behalf of the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement shall be correct in all material respects when made and at the time of the Closing.

4.2   Performance; No Default. The Company and its Subsidiaries shall have performed and complied in all material respects with all agreements and conditions contained in this Agreement required to be performed or complied with by any such Person at or prior to the Closing, and after giving effect to the sale and issuance of the Notes, no Default or Event of Default shall have occurred and be continuing.

4.3   Officers' Certificate. The Company shall have delivered to you an Officers' Certificate, dated the Closing Date, certifying that the conditions specified in Sections 4.1 and 4.2 have been fulfilled and demonstrating that, after giving effect to the issuance of all of the Notes, the Company will be in compliance in all material respects with any limitations on the incurrence of Debt contained in this Agreement and any other instrument or agreement applicable to or binding on the Company or any of their respective Subsidiaries.

4.4   Due Diligence. You shall have satisfactorily (determined at your sole discretion) completed your due diligence review prior to the Closing, including, without limitation, with respect to business, legal, accounting, environmental and tax matters.

4.5   Collateral and Security Agreements.

      A security agreement among the Company, its domestic Subsidiaries and Tennenbaum Capital Partners, LLC, as collateral agent for the holders of the Notes (in such capacity, together with its successors, if any, in such capacity, the "Collateral Agent"), shall have been executed and delivered to the Collateral Agent in substantially the form attached hereto as Exhibit C-1 (the "Security Agreement").
      Mortgages or deeds of trust encumbering the Real Property Collateral by the Company and its domestic Subsidiaries for the benefit of the Collateral Agent shall have been executed and delivered to the Collateral Agent in substantially the form attached hereto as Exhibit C-2 (the "Mortgages"); each Mortgage shall be in proper form for recording in the jurisdiction in which the Real Property Collateral encumbered thereby is located; each Mortgage shall be a valid Lien upon the Real Property Collateral encumbered thereby that is prior and superior to all other Liens and encumbrances thereon other than Permitted Liens, and the Collateral Agent shall have received a policy of title insurance in form and substance and issued by a company satisfactory to the Collateral Agent relating to the foregoing.
      The Guaranty made by each of the Guarantors for the benefit of the holders of the Notes shall have been executed and delivered to you in substantially the form attached hereto as Exhibit C-3 (the "Guaranty").

4.6   Intercreditor Agreement. An intercreditor agreement among the Collateral Agent and the Fleet Facility Agent shall have been executed and delivered to the Collateral Agent in substantially the form attached hereto as Exhibit D (the "Intercreditor Agreement"). To the extent not expressly indicated herein, the terms of this Agreement with respect to the priority and enforcement of security interests and rights in Collateral and with respect to the relative rights of the Collateral Agent and the Fleet Facility Agent in such Collateral shall be subject to the terms of the Intercreditor Agreement.

4.7   Opinions of Counsel. You shall have received from each of Shumacker, Witt, Gaither & Whitaker, P.C., counsel for the Company, and local counsel for the Company in any domestic jurisdiction requested by you, in connection with the transactions contemplated by this Agreement, favorable opinions in substantially the forms set forth in Exhibit E-1 and Exhibit E-2, respectively, addressed to you, dated the date of the Closing Date and otherwise satisfactory in substance and form to you and your counsel.

4.8   Consents, Agreements. The Company shall have obtained all consents and waivers, under any material agreement or instrument to which it is a party or by which any of its Properties is bound, or under any Applicable Law that are necessary or appropriate in connection with the transactions contemplated by this Agreement and the failure so to obtain would have a Material Adverse Effect or result in an Event of Default, and such consents and waivers shall be in full force and effect on the Closing Date. A complete and correct copy of each of such consents and waivers shall have been delivered to you.

4.9   Compliance with Securities Laws. Subject to the accuracy of the representations in Section 6, the offering and sale of the Notes to you and the Other Purchasers shall have complied with all applicable requirements of federal and state securities laws.

4.10   Purchase Permitted By Applicable Law, etc. On the Closing Date your purchase of the Notes (a) shall be permitted by all laws and regulations to which you are subject and (b) shall not subject you to any additional tax, penalty or, in your reasonable judgment, other adverse condition by reason of any Applicable Law or governmental regulation. You shall have received an Officers' Certificate certifying as to such matters of fact as you may reasonably specify to enable you to determine whether such purchase is so permitted.

4.11   No Adverse U.S. Legislation, Action or Decision, etc. No legislation shall have been enacted by either house of Congress or favorably reported by any committee thereof, no other action shall have been taken by any Governmental Entity, whether by order, regulation, rule, ruling or otherwise, and no decision shall have been rendered by any court of competent jurisdiction, which would materially and adversely affect the Company or any of its Subsidiaries or the Notes being purchased by you hereunder.

4.12   No Actions Pending. There shall be no suit, action, investigation, inquiry or other proceeding by any governmental body or any other Person or any other legal or administrative proceeding pending or, to either Company's knowledge, threatened which questions the validity or legality of the transactions contemplated by this Agreement or the other Operative Agreements or which seeks damages or injunctive or other equitable relief in connection therewith.

4.13   Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated by this Agreement or the other Operative Agreements and all documents and instruments incident to such transactions shall be reasonably satisfactory to you, and you shall have received all such counterpart originals or certified or other copies of such documents as you or they may reasonably request.

4.14   Sale of Other Notes. Contemporaneously with the Closing, the Other Purchasers shall purchase from, and the Company shall sell to the Other Purchasers, the Notes identified opposite the Other Purchasers' names in Annex I.

4.15   Expenses; Fees. Your expenses required to be paid by Section 3.2 shall have been paid as therein provided. The Company shall have paid to Tennenbaum Capital Partners, LLC the non-refundable financing enhancement described in the letter agreement dated as of January 15, 2003.

4.16   Perfected Security Interest. The financing statements for the jurisdictions listed on the attached Schedule 4.16 shall have been delivered to the Collateral Agent.

4.17   Company's Financial Statements. You shall have received (a) the audited consolidated financial statements of the Company and its Consolidated Subsidiaries for the fiscal year ended December 28, 2002, including consolidated balance sheets, consolidated income statements, and consolidated statements of cash flow, copies of which are attached hereto as Schedule 4.17(a) (which are complete in all material respects save the delivery of the opinion of Ernst & Young which is contingent upon and will be delivered at the Closing); and (b) the monthly financial statements of the Company and its consolidated Subsidiaries for the month ended February 1, 2003 certified by the Company's chief executive officer or chief financial officer and otherwise in form and substance satisfactory to you, copies of which are attached hereto as Schedule 4.17(b).

4.18   Projections. You shall have received the forecasted financial statements of the Company and its Subsidiaries, consisting of balance sheets, income statements and cash flow statements for the Company and its Subsidiaries giving effect to the consummation of the transactions contemplated by this Agreement and the issuance of the Notes hereunder, dated December 22, 2002 (the "Closing Date Projections").

4.19   Solvency Certificate. You shall have received an Officer's Certificate duly executed by the chief executive officer and chief financial officer of the Company to the effect that (a) the Company and its Subsidiaries will be Solvent upon the consummation of the transactions contemplated herein and in the other Operative Agreements; and (b) containing such other statements with respect to the solvency of the Company and its Subsidiaries and matters related thereto as you shall request.

4.20   Insurance. You shall have received certificates of insurance evidencing the existence of all insurance required to be maintained by the Company pursuant to this Agreement and/or the other Operative Agreements, in each case in such form and containing such information as required by this Agreement and/or such other Operative Agreements.

4.21   Organizational Documents. On or before the date of the Closing, the Company shall, and shall cause each Guarantor, to have delivered to you with respect to such Person, unless otherwise noted, dated the date of the Closing:

      Certified copies of the Organizational Documents of such Person, together with a good standing certificate from the Secretary of State of its jurisdiction of organization, and each other state in which such Person has major operations or manufacturing facilities and, to the extent generally available, a certificate or other evidence of good standing as to payment of any applicable franchise or similar taxes from the appropriate taxing authority of each of such states, each to be dated a recent date prior to the date of the Closing;
      Resolutions of the board of directors of such Person approving and authorizing the execution, delivery and performance of this Agreement and the other Operative Agreements to which it is a party, certified as of the date of the Closing by the secretary or similar officer of such Person as being in full force and effect without modification or amendment;
      Signature and incumbency certificates of the officers of such Person executing the Operative Agreements to which such Person is party, and any other documents, instruments and certificates required to be executed by such Person in connection herewith or therewith; and
      Such other documents or certificates as you may reasonably request.

4.22   Sources and Uses..You shall have received a sources and uses of funds describing the sources and uses of all funds transferred by you, the Other Purchasers and all other Persons on the Closing Date; such sources and uses to be in form, scope and substance satisfactory to you.

4.23   Fleet Facility Documents. You shall have received a copy, certified by the Secretary or Assistant Secretary of the Company as true, correct and complete, of the Fleet Facility Documents as originally executed and delivered, together with all exhibits and schedules thereto.

4.24   Convertible Debenture Documents. You shall have received a copy, certified by the Secretary or Assistant Secretary of the Company as true, correct and complete, of the Convertible Debenture Documents as originally executed and delivered, together with all exhibits and schedules thereto.

4.25   Senior Subordinated Note Documents. You shall have received a copy, certified by the Secretary or Assistant Secretary of the Company as true, correct and complete, of the Senior Subordinated Note Documents as originally executed and delivered, together with all exhibits and schedules thereto.

5.  Representations and Warranties. The Company represents and warrants as of the date hereof that:

5.1   Corporate Organization and Authority; Valid and Binding Effect. The Company and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. The Company and each of its Subsidiaries is duly qualified and is authorized to do business and is in good standing as a foreign corporation in each state or jurisdiction listed on Schedule 5.1 hereto and in all other states and jurisdictions in which the failure of the Company or any of such Subsidiaries to be so qualified would have a Material Adverse Effect. The Company and each of its Subsidiaries is duly authorized and empowered to enter into, execute, deliver and perform this Agreement and each of the other Operative Agreements to which it is a party and, in the case of the Company, the issuance of the Notes. This Agreement is, and the Notes and each of the other Operative Agreements when executed and delivered under this Agreement will be, a legal, valid and binding obligation of the Company and each of its Subsidiaries signatories thereto enforceable against them in accordance with the respective terms of the Notes or such Operative Agreements, except as the enforceability thereof maybe limited by bankruptcy, insolvency or other similar laws of general application affecting the enforcement of creditors' rights.

5.2   Subsidiaries. As of the date hereof, Schedule 5.2 hereto states (i) the correct name of each Subsidiary, its jurisdiction of incorporation and the percentage of its Equity Interests having voting powers owned by each Person; (ii) the name of each corporate Affiliate of the Company and the nature of the affiliation and (iii) the number of authorized and issued Equity Interests (and treasury shares) of the Company and each of its Subsidiaries. The Company has good title to all of the shares it purports to own of the Equity Interests of each of its Subsidiaries, free and clear in each case of any Lien other than Permitted Liens. All such Equity Interests have been duly issued and are fully paid and non-assessable. Since the date of the financial statements of the Company referred to in Section 4.17 hereof, the Company has not made, or obligated itself to make, any Distribution. Except as disclosed on Schedule 5.2 hereto, as the date hereof, there are no outstanding options to purchase, or any rights or warrants to subscribe for, or any commitments or agreements to issue or sell, or any Equity Interests or obligations convertible into, or any powers of attorney relating to, any Equity Interests of the Company or any Subsidiary. Except as set forth on Schedule 5.2 hereto, there are no outstanding agreements or instruments binding upon the holders of the Company's Equity Interests relating to the ownership of its Equity Interests.

5.3   Financial Information. As of the date hereof, the financial statements delivered to you at the Closing pursuant to Section 4.17 have been prepared in accordance with GAAP and fairly present, as of the date thereof and for the periods covered thereby, the financial position and results of operations of the Company and its Subsidiaries. As of the date hereof, the Closing Date Projections are based on reasonable estimates and assumptions and reflected, as of the date prepared, and continue to reflect, as of the date of this Agreement and the Closing Date, the reasonable estimate of the Company and its senior management of the results of operations and other matters projected therein for the periods covered thereby. You acknowledge that the Closing Date Projections are forward looking statements and that the actual financial results of the Company and its Subsidiaries could differ materially from those set forth in the Closing Date Projections.

5.4   Absence of Changes, etc. Since December 28, 2002, (a) there has been no change in the assets, liabilities, business operations, financial condition or prospects of the Company or any of its Subsidiaries, other than changes in the ordinary course of business, which has been, either in any case or in the aggregate, materially adverse to the Company or any Subsidiary; (b) neither the business, operations or affairs nor any of the Properties of the Company or any of its Subsidiaries have been affected by any occurrence or development (whether or not insured against) which has been, either in any case or in the aggregate, materially adverse to the Company or any of its Subsidiaries and (c) the Company has not directly or indirectly declared, ordered, paid, made or set apart any sum or Property for any Restricted Payment or agreed to do so.

5.5   Tax Returns and Payments. The Company and its Subsidiaries have filed all federal, state, local and foreign tax returns, reports and estimates which are required to be filed by it, or have filed appropriate extensions for such filings, and all taxes (including penalties and interest, if any) shown on such returns, reports and estimates as being due and payable or which are otherwise due and payable have been fully paid (other than taxes Properly Contested and as to which appropriate reserves have been established and maintained in conformity with GAAP). All such tax returns properly and correctly reflect, in all material respects, the income and taxes of the Company and its Subsidiaries for the periods covered thereby. The federal tax identification number of the Company and each of its Subsidiaries is set forth on Schedule 5.5 attached hereto.

5.6   Debt; Leases. Schedule 5.6(a) correctly describes all outstanding secured and unsecured Funded Debt of the Company and its Subsidiaries as of the date of this Agreement, or for which the Company or any of its Subsidiaries has commitments, and identifies the collateral securing any secured Funded Debt. Schedule 5.6(b) correctly describes all such Funded Debt that, on the Closing Date and after giving effect to the transactions contemplated by this Agreement, will remain outstanding. The Company and its Subsidiaries are not in default with respect to any Funded Debt or any instrument or agreement relating thereto. Schedule 5.6(c) correctly describes all letters of credit that, on the Closing Date and after giving effect to the transactions contemplated by this Agreement, will remain outstanding. Schedule 5.6(d) correctly describes each material operating lease of the Company and each of its Subsidiaries on the date hereof. The Company and each of its Subsidiaries is in substantial compliance with all of the terms of each of its respective capitalized and operating leases and there is no basis upon which the lessors under any such leases could terminate same or declare the Company or any of its Subsidiaries in default thereunder.

5.7   Liens. After giving effect to the transactions contemplated by this Agreement and the other Operative Agreements, there are no Liens on the Properties or rights of any kind (whether tangible or intangible, real or personal) of the Company or any of its Subsidiaries, other than Permitted Liens.

5.8   Title to Properties; Liens. Except as set forth on Schedule 5.8, the Company and its Subsidiaries have good and marketable title to their owned Properties, including the Properties reflected in the financial statements referred to in Section 4.17 (except Properties disposed of since such date in the ordinary course of business and Properties held under Capital Leases referred to in Schedule 5.6(b)), and none of such Properties is subject to any Liens except Permitted Liens. The Company and its Subsidiaries enjoy peaceful and undisturbed possession under all leases necessary in any material respect for the operation of their Properties, and all such leases are valid and subsisting and are in full force and effect and there exists no default thereunder by any party thereto. Except for Permitted Liens, no presently effective financing statement under the Uniform Commercial Code evidencing security of existing indebtedness which names the Company or any Subsidiary as debtor is on file in any jurisdiction and, except as allowed under this Agreement and the Fleet Facility Documents, neither the Company nor any Subsidiary has authorized the filing of any financing statement.

5.9   Insurance. The physical Properties and business of the Company and its Subsidiaries are insured to the extent disclosed on Schedule 5.9 hereto and all such insurance policies and arrangements are disclosed on said Schedule. Said insurance policies and arrangements are in full force and effect, all premiums due with respect thereto are currently paid, and the Company and its Subsidiaries are in compliance in all material respects with the terms thereof. The insurance reflected on Schedule 5.9 is adequate and customary for the business engaged in by the Company and its Subsidiaries and is sufficient for compliance by the Company and its Subsidiaries with all requirements of law and all agreements and leases to which the Company or its Subsidiaries is a party.

5.10   Litigation. Except as set forth on Schedule 5.10 hereto or as would not have a Material Adverse Effect, as of the Closing Date there are no actions, proceedings or investigations pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries before or by any court or administrative agency (or any basis therefor known to the Company).

5.11   Compliance with Other Instruments, etc. The execution, delivery and performance of this Agreement and each of the other Operative Agreements do not and will not (i) require any consent or approval of any of the holders of the Equity Interests of the Company or any of its Subsidiaries; (ii) contravene the Organization Documents of the Company or any of its Subsidiaries; (iii) violate, or cause the Company or any of its Subsidiaries to be in default under, any provision of any Applicable Law, order, writ, judgment, injunction, decree, determination or award in effect having applicability to the Company or any such Subsidiary; (iv) except to the extent waivers, consents or other agreements have been received, result in a breach of or constitute a default under any indenture or loan or credit agreement or any other agreement, lease or instrument to which the Company or any of its Subsidiaries is a party or by which it or its Properties may be bound or affected; or (v) result in, or require, the creation or imposition of any Lien (other than Permitted Liens) upon or with respect to any of the Properties now owned or hereafter acquired by the Company or any of its Subsidiaries.

5.12   Governmental Consent. No consent, approval or authorization of, or declaration or filing with, any Governmental Entity on the part of the Company or any of its Subsidiaries is required for the valid execution and delivery of this Agreement or the other Operative Agreements or the valid offer, issue, sale and delivery of the Notes pursuant to this Agreement.

5.13   Patents, Trademarks, Authorizations, etc.
      The Company and each of its Subsidiaries have ownership of, or license to use, all Proprietary Rights used or to be used in its business as presently conducted or contemplated by the Company or such Subsidiary. To the knowledge of the Company, there are no claims or demands of any other Person pertaining to any of the Proprietary Rights of the Company and its Subsidiaries and no proceedings have been instituted, or are pending or, to the knowledge of the Company, threatened, which challenge the rights of the Company or any such Subsidiary in respect thereof. The Company and each of its Subsidiaries have the right to use, free and clear of claims or rights of other Persons (other than in respect of rights of licensors or lessors), all customer lists, designs, manufacturing or other processes, computer software, systems, data compilations, research results and other information required for or incident to its products or its business as presently conducted or contemplated.
      All Patents, Trademarks and Copyrights which are owned by or licensed to the Company or any of its Subsidiaries or used or to be used by the Company or any of its Subsidiaries in their business as presently conducted or contemplated by the Company or the Subsidiary, as the case may be, and all other licenses constituting Proprietary Rights which are material to the business or operations of the Company or its Subsidiaries and/or have material value to the Company and/or its Subsidiaries, are listed on Schedule 5.13(b). Except as set forth on Schedule 5.13(b), all of such Patents, Trademarks and Copyrights which are owned by and material to the Company or its Subsidiaries have been duly registered in, filed in or issued by the United States Patent and Trademark Office, the United States Register of Copyrights, or the corresponding offices of other jurisdictions as identified on said Schedule, and have been properly maintained and renewed in accordance with all applicable provisions of law and administrative regulations of the United States and each such jurisdiction.
      All licenses or other agreements under which the Company or its Subsidiaries are granted Proprietary Rights which are material to the business or operations of the Company or its Subsidiaries are listed on Schedule 5.13(c), other than generally commercially available third party software that has not been materially modified by the Company, for which the Company can freely assign its rights to a successor of the Company that is either: (i) only subject to a shrink wrap license agreement; or (ii) is immaterial to the Company's business. All said licenses or other agreements are in full force and effect, there is no material default by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto. To the knowledge of the Company, the licensors under said licenses and other agreements have and had all requisite power and authority to grant the rights purported to be conferred thereby. True and complete copies of all such licenses or other agreements, and any amendments thereto, have been provided to you or your counsel.
      All material licenses or other material agreements under which the Company or its Subsidiaries have granted to others Proprietary Rights owned or licensed by the Company or its Subsidiaries are listed on Schedule 5.13(d). All of said licenses or other agreements are in full force and effect, there is no material default by the Company or its Subsidiaries or, to the knowledge of the Company, any other party thereto. True and complete copies of all such licenses or other agreements, and any amendments thereto, have been provided to you or your counsel.
      The Company and its Subsidiaries have taken all steps required in accordance with sound business practice to establish and preserve their ownership of all Proprietary Rights with respect to their products, services and technology except where failure to take such steps would not have a Material Adverse Effect. The Company has no knowledge of any infringement by others of any Proprietary Rights of the Company or its Subsidiaries.
      To the knowledge of the Company, the business and activities of the Company and its Subsidiaries do not infringe any Proprietary Rights of any other Person. To the knowledge of the Company, no proceeding charging the Company or any of its Subsidiaries with infringement of any adversely held Proprietary Rights has been filed or is threatened to be filed. To the knowledge of the Company, there exists no unexpired patent or patent application which includes claims that would be infringed by or otherwise adversely affect the activities or business of the Company or its Subsidiaries. To the knowledge of the Company, the Company and its Subsidiaries are not making unauthorized use of any confidential information or trade secrets of any Person. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of their employees have any agreements or arrangements with any Persons other than the Company or a Subsidiary related to confidential information or trade secrets of such Persons or restricting the Company, any Subsidiary, or any such employee's ability to engage in business activities of any nature material to the Company or any Subsidiary. The activities of the employees of the Company and its Subsidiaries on behalf of the Company or its Subsidiaries do not violate any such agreements or arrangements known to the Company.

5.14   Corporate Information. As of the date hereof, the jurisdiction of incorporation, the principal place of business, chief executive office and location of its books and records of each Company and its Subsidiaries is set forth on Schedule 5.14 attached hereto and neither the Company, nor any of its Subsidiaries, nor any of their respective predecessors has had any other chief executive office or principal place of business except as set forth on Schedule 5.14 during the five (5) years immediately preceding the date hereof.

5.15   Corporate and Trade or Fictitious Names. As of the Closing Date, except as set forth on Schedule 5.15 hereof, during the five (5) years immediately preceding the date of this Agreement, neither the Company, nor any of its Subsidiaries, nor any of their respective predecessors has been known as or used any corporate, trade or fictitious name other than its current corporate or individual name as such name is set forth in this Agreement.

5.16   Environmental Matters.

Except as described on Schedule 5.16,

      The existing Property owned or operated by the Company and its Subsidiaries, Property formerly owned or operated by the Company and its Subsidiaries while such Subsidiaries have been owned by the Company, and all activities and conduct of the Company and its Subsidiaries while such Subsidiaries have been owned by the Company comply and have at all times complied with all applicable Environmental Laws.
      There has been no disposal or release of Hazardous Substances on, under, in, from, or about the existing Property or Properties formerly owned or operated by the Company and its Subsidiaries while such Subsidiaries have been owned by the Company or otherwise related to the operations of the Company or any of its Subsidiaries while such Subsidiaries have been owned by the Company, and, to the knowledge of the Company and its Subsidiaries, at any other time.
      Neither the Company nor any of its Subsidiaries have disposed or arranged for disposal of Hazardous Substances on any third party Property that may subject the Company or any of its Subsidiaries to liability under any Environmental Law.
      Neither the Company nor any of its Subsidiaries while such Subsidiaries have been owned by the Company or, to the knowledge of the Company and its Subsidiaries, at any time, has received any notice, demand, letter, claim or request for information relating to the existing Property, Properties formerly owned or operated by the Company or any of its Subsidiaries while such Subsidiaries have been owned by the Company or otherwise related to their operations alleging that the Company or any of its Subsidiaries may be in violation of or liable under any Environmental Law and there are no proceedings, actions, orders, decrees, injunctions or other claims or, to the knowledge of the Company, any threatened actions or claims, relating to or otherwise alleging liability under any Environmental Law.
      Neither the Company nor any of its Subsidiaries is subject to any orders, decrees, injunctions, settlements or other arrangements with any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances.
      There are no circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any claims, liability, investigations, costs or restrictions on the ownership, use or transfer of any Property of the Company or any of its Subsidiaries pursuant to any Environmental Law.
      Neither the Company nor any of its Subsidiaries has exposed any employee or third party to any Hazardous Substance or condition which has subjected or may subject the Company or any of its Subsidiaries to liability under any Environmental Law.
      The Company has delivered:
        copies of all environmental assessments, audits, studies, surveys, groundwater reports and other environmental reports prepared, aside from any regularly filed operational reports required by governmental agencies, since January 1, 2000 and in its possession or reasonably available to the Company or any of its Subsidiaries, whether or not prepared by or at the request of the Company or any of its Subsidiaries, copies of notices, demands, letters, claims or requests for information from any Governmental Entity or third party received since January 1, 2000 alleging that the Company or any of its Subsidiaries may be in violation of or have liability under any Environmental Law or relating to the presence or management of Hazardous Substances, and responses by or on behalf of the Company or any of its Subsidiaries, relating to the foregoing notices or liability under any Environmental Law.

5.17   Status Under Certain Federal Statutes. The Company is not (a) an "investment company," or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended; (b) a "holding company" or a "subsidiary company" of a "holding company," or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company," as such terms are defined in the Public Utility Holding Company Act of 1935, as amended; (c) a "public utility" as such term is defined in the Federal Power Act, as amended; or (d) a "rail carrier or a person controlled by or affiliated with a rail carrier," within the meaning of Title 49, U.S.C., or a "carrier" to which 49 U.S.C. Section 11301(b)(1) is applicable.

5.18  Compliance with ERISA.

      Neither the Company nor any of its Subsidiaries has breached the fiduciary rules of ERISA or engaged in any non-exempt prohibited transaction in connection with which the Company or any of its Subsidiaries could be subjected to (in the case of any such breach) a suit for damages or (in the case of any such prohibited transaction) either a civil penalty assessed under Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code, which suit, penalty or tax, in any case, could reasonably be expected to have a Material Adverse Effect.
      No Plan (other than a Multiemployer Plan) or any trust created under any such Plan has been terminated during the last six (6) years. Neither the Company nor any Related Person has within the past six (6) years contributed to a single employer plan which has at least two (2) contributing sponsors who are not Related Persons, or ceased operations at a facility in a manner which could reasonably be expected to result in liability under Section 4062(e) of ERISA which could have a Material Adverse Effect. No liability to the PBGC has been or is expected by the Company to be incurred with respect to any Plan (other than a Multiemployer Plan) by the Company or any of its Subsidiaries which could reasonably be expected to have a Material Adverse Effect. There has been no reportable event (within the meaning of Section 4043(c) of ERISA) or any other event or condition with respect to any Plan (other than a Multiemployer Plan) which, in either case, presents a risk of termination of any such Plan by the PBGC under circumstances which in any case could reasonably be expected to result in liability which could have a Material Adverse Effect.
      Full payment has been made (or has been accrued) of all amounts which the Company or any Related Person is required under the terms of each Plan to have paid (or accrued) as contributions to such Plan as of the last day of the most recent fiscal year of such Plan ended prior to the date hereof, and no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, exists with respect to any Plan (other than a Multiemployer Plan).

      The present value of all vested accrued benefits under all Plans (other than Multiemployer Plans), determined as of the end of the Company's most recently ended Fiscal Year calculated on the basis of reasonable actuarial assumptions (i.e. FAS 87), did not exceed the current value of the assets of such Plans allocable to such vested accrued benefits by more than $4,100,000. The terms "present value," "current value," and "accrued benefit" have the meanings specified in Section 3 of ERISA.
      The Company has not ever been obligated to contribute to any "multiemployer plan" (as such term is defined in Section 4001(a)(3) of ERISA).
      The execution and delivery of this Agreement and the issuance and sale of the Notes hereunder will not involve any transaction which is subject to the prohibitions of Section 406 of ERISA or in connection with which a tax could be imposed pursuant to Section 4975 of the Code. The representation by the Company in the preceding sentence is made in reliance upon and subject to the accuracy of your representation in Section 6.3 of this Agreement as to the source of the funds used to pay the purchase price of the Notes purchased by you. The Company has delivered to you, if requested by you, a complete and correct list of all employee benefit plans with respect to which the Company is a party in interest and with respect to which its securities are employer securities. As used in this Section 5.18(f), the terms "employee benefit plans" and "party in interest" have the respective meanings specified in Section 3 of ERISA and the term "employer securities" has the meaning specified in Section 407(d)(1) of ERISA.

5.19   Employee Matters. As of the date hereof, there is no strike or work stoppage in existence or threatened against or by any employees of the Company or any of its Subsidiaries. Except as set forth on Schedule 5.19, neither the Company nor any of its Subsidiaries is a party to any employment agreement. Schedule 5.19 sets forth a description of all collective bargaining agreements to which the Company or any of its Subsidiaries is a party together with the scheduled termination date of each such collective bargaining agreement. Except as set forth on Schedule 5.19, there are no material grievances or other issues pending with respect to any claims under any collective bargaining agreements to which the Company or any of its Subsidiaries is a party.

5.20   Withholding and Other Taxes. The Company and its Subsidiaries have properly withheld and currently paid all applicable federal and state unemployment taxes and other federal and state taxes payable with respect to the income of their employees (including without limitation, all taxes and other amounts withheld pursuant to their employees' Internal Revenue Service form W-4, all social security, all Federal Insurance Contribution Act ("FICA") contributions and all Federal Unemployment Tax Act contributions), and have currently paid all workers compensation insurance, disability and insurance benefits properly payable with respect to their employees, other than immaterial amounts not paid through oversight and promptly corrected.

5.21   Certain Fees. Except for the fees referred to in Sections 3.2 and 4.15 and a fee due Fleet Securities, Inc., no broker's or finder's fee or commission has been paid or will be payable by the Company with respect to the offer, issuance and sale of the Notes.

5.22   Real Property Matters.

      Schedule 5.22(a) sets forth a complete list of all Real Property Collateral. Title to all Real Property Collateral is vested in the Company or a Subsidiary, in each case as set forth on Schedule 5.22(a). Schedule 5.22(b) sets forth a complete list of all leases, subleases, licenses, or other occupancy agreements affecting any portion of the Real Property Collateral and all amendments thereto, including the names of the parties thereto, the premises leased thereunder and the rent payable thereunder. True and complete copies of all such agreements have been delivered to you or your counsel.
      (i) The current use and operation of all Real Property Collateral is in compliance in all material respects with all Applicable Laws (including, without limitation, laws relating to parking, zoning, and land use) and public and private covenants and restrictions, and neither the Company nor any of its Subsidiaries have received notice of non-compliance of any Real Property Collateral with any Applicable Laws; and (ii) the utilities, access, and parking of each such item of Real Property Collateral are adequate for the current use and operation thereof in connection with the business of the Company or Subsidiary being conducted at such Property.
      There are no zoning, building code, eminent domain, occupancy restriction or other land-use regulation proceedings or, to the knowledge of the Company, any proposed changes in any Applicable Laws, which could materially adversely affect the use or operation of any portion of the Real Property Collateral, nor has the Company or any Subsidiary received any notice of any special assessment proceedings affecting any portion of the Real Property Collateral, or applied for any change to the zoning or land use status of any of any portion of the Real Property Collateral.
      All water, sewer, gas, electric, telephone and drainage facilities, and all other utilities required by Applicable Laws or for the present use and operation of each item of Real Property Collateral, are adequate to service such item of Real Property Collateral, as currently improved, and to permit full compliance with all Applicable Laws and the continued use and operation of each item of Real Property Collateral in connection with the business conducted at such Property.
      The Company and each of its Subsidiaries have obtained all permits, authorizations, licenses, approvals, easements and rights of way (and all such items are currently in full force and effect) required from any Governmental Entity having or claiming to have competent jurisdiction over any item of Real Property Collateral or from private parties, for the present use and operation of such item of Real Property Collateral in connection with the business conducted by the Company and its Subsidiaries.
      To the knowledge of the Company, (i) all buildings, structures and other improvements located on the real Property now or hereafter owned or leased by the Company or any of its Subsidiaries which are used in the operations of the Company or any of its Subsidiaries are, and will be, in good condition overall, ordinary wear and tear excepted; (ii) there are no structural defects in such improvements; (iii) all mechanical, plumbing, heating and other systems located in such improvements are in good operating condition, subject to ordinary wear and tear; and (iv) all Real Property Collateral at all times has been and hereafter shall be maintained in full and strict compliance with the requirements and regulations of the Americans With Disabilities Act of July 16, 1990, 42 U.S.C. 2101 et seq., as hereafter amended, as and when required by Applicable Law.
      All taxes, governmental assessments, water, sewer and municipal charges, and rents (if any) previously or currently due and owing in respect of the Real Property Collateral have been paid.

5.23   Disclosure. Neither this Agreement or any other Operative Agreement nor, taken as a whole, any other document, certificate or instrument delivered to you by or on behalf of the Company in connection with the transactions contemplated by this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained in this Agreement and in such other documents, certificates or instruments not misleading. There is no fact known to the Company which could reasonably be expected to result in a Material Adverse Effect which has not been set forth in this Agreement or in the other documents, certificates and instruments delivered to you by or on behalf of the Company specifically for use in connection with the transactions contemplated by this Agreement.

5.24   Senior Indebtedness. The Debt evidenced by the Notes constitutes "Senior Indebtedness" as such term is defined in the Senior Subordinated Note Documents and Convertible Debenture Documents.

6.  Purchaser Representations.

6.1   Purchase Intent. You represent that you are purchasing the Notes hereunder for your own account, not with a view to the distribution thereof or with any present intention of distributing or selling any of such Notes except in compliance with the Securities Act and any applicable state securities laws, provided that the disposition of your Property shall at all times be within your control.

6.2   Status of Purchaser. You represent that you are an "accredited investor" within the meaning of Rule 501 of the Securities Act, with such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of a prospective investment in the Notes and that you are capable of bearing the economic risks of such investment. You understand that no public market now exists for the Notes and there can be no assurance that a public market will ever exist for such securities. You represent that you have had an opportunity to discuss the Company's business, management and financial affairs with the Company's management and an opportunity to review the Company's facilities.

6.3   Source of Funds. You represent that all or a portion of the funds to be used by you to pay the purchase price of the Notes consists of funds which do not constitute assets of any employee benefit plan and the remaining portion, if any, of such funds consists of funds which may be deemed to constitute assets of one or more specific employee benefit plans, complete and accurate information as to the identity of each of which you have delivered to the Company. As used in this Section 6.3, the terms "employee benefit plan" and "government plan" shall have the respective meanings assigned to such terms in Section 3 of ERISA.

7.  Redemption of Notes.

7.1   Optional and Mandatory Redemptions of Notes.

a.  Optional Redemptions. The Company may, at its option from and after the Closing, upon notice as provided in Section 7.1(b), redeem at any time, or from time to time, all or, so long as no Event of Default shall have occurred and be continuing, any part of, the Notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date:

If Redeemed:	Percentage
From and After the Closing But Prior to March 12, 2004	105%
From and After March 12, 2004 But Prior to March 12, 2005	104%
From and After March 12, 2005 But Prior to March 12, 2006	103%
From and After March 12, 2006	100%

b.  Optional Redemption Notices. The Company will give each holder of a Note written notice of each optional redemption under this Section 7.1 not less than fifteen (15) days and not more than sixty (60) days prior to the date fixed for such redemption, in each case specifying such date, the aggregate principal amount of the Notes to be redeemed, the principal amount of each Note held by such holder to be redeemed. Such notice shall be accompanied by an Officers' Certificate certifying that the conditions of this Section 7 have been fulfilled and specifying the particulars of such fulfillment.

c.  Allocation of Partial Redemptions. In the case of each redemption of less than all of the outstanding Notes pursuant to this Section 7.1, the Notes shall be redeemed pro rata among all of the Notes at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for redemption, with adjustments, to the extent practicable, to compensate for any prior redemptions not made exactly in such proportion.

d.  Maturity, Surrender, etc. In the case of each redemption pursuant to this Section 7.1, the principal amount of each Note to be redeemed shall mature and become due and payable on the date fixed for such redemption, together with interest on such principal amount accrued to such date and the applicable premium, if any. From and after such date, unless the Company shall fail to pay such principal amount when so due and payable, together with the interest and premium, if any, as aforesaid, interest on such principal amount shall cease to accrue. Any Note paid or redeemed in full shall be surrendered to the Company and canceled and shall not be reissued, and no Note shall be issued in lieu of any redeemed principal amount of any Note.

7.2   Acquisition of Notes. The Company will not, and will not permit any of its Subsidiaries or Affiliates to, purchase, redeem or otherwise acquire, directly or indirectly, any Note except upon the payment or prepayment thereof in accordance with the terms of this Section 7 and such Note or pursuant to a purchase offer made pro rata to all of the holders of the Notes.

8.  Inspection; Confidentiality

8.1   Inspection. The Company will permit any authorized representatives designated by you, so long as you or your nominee shall be the holder of any Notes, or by any other holder of at least $500,000 of the original principal amount of the Notes, to visit and inspect any of the Properties of the Company or any of its Subsidiaries, including its and their books of account, and to make copies and take extracts therefrom, and to discuss its and their affairs, finances and accounts with its and their officers and independent public accountants, all at such reasonable times and as often as may be reasonably requested. In connection with the exercise of the inspection rights granted hereby, you agree to coordinate with the Other Purchasers, to the extent reasonably possible, the exercise of the above described inspection rights in a manner to minimize interruptions with the Company's business operations.

8.2   Confidentiality. You agree that you will not disclose without the prior consent of the Company (other than to your employees, members, officers, directors, advisors, auditors or counsel or to another holder of the Notes) any non-public information with respect to the Company or any of its Subsidiaries which is furnished pursuant to this Agreement, provided that you may disclose any such information (a) as has become generally available to the public; (b) as may be required in any report, statement or testimony submitted to any municipal, state or federal regulatory body having or claiming to have jurisdiction over you; (c) as may be required in response to any summons or subpoena or in connection with any litigation; (d) in order to comply with any law, order, regulation or ruling applicable to you or (e) to any prospective transferee in connection with any contemplated transfer of any of the Notes by you who has, prior to your disclosure of information to such transferee, agreed to be bound by the terms of this Section 8.2 as if such transferee were a party to this Agreement.

9.  Covenants. The Company covenants that from the date of this Agreement through the Closing and thereafter so long as any of the Notes are outstanding:

9.1   Affirmative Covenants. The Company shall and shall cause each Subsidiary to:
      Corporate Existence. At all times preserve and keep in full force and effect its corporate existence, and rights and franchises deemed material to its business and those of each of its Subsidiaries, except as otherwise specifically permitted by Section 9.2(a) and except that the corporate existence of any Subsidiary may be terminated if, in the good faith judgment of the Board, such termination is in the best interest of the Company and is not disadvantageous to the holders of the Notes.
      Notices. Notify you in writing, promptly after the Company's obtaining knowledge thereof; (i) of the commencement of any litigation affecting the Company, any of its Subsidiaries or any of their Properties and assets, whether or not the claims asserted in such litigation are considered by the Company to be covered by insurance, and of the institution of any administrative proceeding, to the extent that such litigation or proceeding, if determined adversely to the Company or a Subsidiary, would reasonably be expected to have a Material Adverse Effect; (ii) of any material labor dispute to which the Company or any of its Subsidiaries may become a party, any strikes or walkouts relating to any of its plants or other facilities, and the expiration of any labor contract to which it is a party or by which it is bound; (iii) of any material default by the Company or any of its Subsidiaries under or termination of any material contract or any note, indenture, loan agreement, mortgage, lease, deed, guaranty or other similar agreement relating to any Debt of the Company or a Subsidiary exceeding $1,000,000; (iv) of the existence of any Default or Event of Default; (v) of any default by any Person under any note or other evidence of Debt payable to the Company or a Subsidiary in an amount exceeding $1,000,000; (vi) of any judgment against the Company or a Subsidiary in an amount exceeding $500,000; (vii) of the assertion by any Person of any intellectual property claim, the adverse resolution of which could reasonably be expected to have a Material Adverse Effect; (viii) of any violation or asserted violation by the Company of any Applicable Law (including ERISA, OSHA, FLSA or any Environmental Laws), the adverse resolution of which could reasonably be expected to have a Material Adverse Effect; (ix) of any Environmental Release by the Company or any Subsidiary or on any Property owned or occupied by the Company or a Subsidiary; (x) of the discharge of the Company's independent accountants or any withdrawal of resignation by such independent accountants from their acting in such capacity; and (xi) of any pending or threatened strike, work stoppage, unfair labor practice claim or other labor dispute affecting the Company or any of its Subsidiaries in a manner that could reasonably be expected to have a Material Adverse Effect. In addition, the Company shall give Agent at least 15 Business Days prior written notice of any Obligor's opening of any new office (other than a single employee sales office) or place of business.
      Financial and Other Reporting. Keep adequate records and books of account with respect to its business activities in which proper entries are made in accordance with GAAP reflecting all its financial transactions; and cause to be prepared and to be furnished to you the following (all to be prepared in accordance with GAAP applied on a consistent basis, unless the Company's certified public accountants concur in any change therein, such change is disclosed to you and the Other Purchasers and is consistent with GAAP and, if required by the Required Holders, the financial covenants set forth in Section 9.3 are amended in a manner requested by the Required Holders to take into account the effects of such change):
        as soon as available, and in any event within 95 days after the close of each Fiscal Year, unqualified audited balance sheets of the Company and its Subsidiaries as of the end of such Fiscal Year and the related statements of income, shareholders' equity and cash flow, on a Consolidated basis (and unaudited balance sheets and statements of income, shareholders' equity and cash flow on a consolidating basis), certified without qualification by a firm of independent certified public accountants of recognized national standing (or a firm approved by you and the Other Purchasers) selected by the Company but reasonably acceptable to Required Holders (except for a qualification for a change in accounting principles with which the accountant concurs), and setting forth in each case in comparative form the corresponding Consolidated and consolidating figures for the preceding Fiscal Year; and, concurrently with the delivery of the above described financial statements, balance sheets of CSP as of the end of its fiscal year and the related statements of income, shareholders' equity and cash flow, on a Consolidated basis, certified, without a going concern qualification, by a firm of independent certified public accountants selected by CSP but reasonably acceptable to Required Holders (provided that you agree that the current accountants are acceptable to you), and setting forth in each case in comparative form the corresponding Consolidated figures for the preceding fiscal year;
        as soon as available, and in any event within 50 days after the end of each Fiscal Quarter hereafter, including the last Fiscal Quarter of the Company's Fiscal Year, unaudited balance sheets of the Company and its Subsidiaries as of the end of such month and the related unaudited statements of income and cash flow for such month and for the portion of the Company's Fiscal Year then elapsed, on a Consolidated basis and unaudited balance sheets and statements on a consolidating basis, setting forth in each case in comparative form, the corresponding figures for the preceding Fiscal Year and certified by the principal financial officer of the Company as prepared in accordance with GAAP and fairly presenting the Consolidated financial position and results of operations of the Company and its Subsidiaries for such month and period subject only to changes from audit and year-end adjustments and except that such statements need not contain notes;
        as soon as available, and in any event within 30 days after the end of each month hereafter (but within 50 days after the last month in a Fiscal Year), including the last month of the Company's Fiscal Year, unaudited balance sheets of the Company and its Subsidiaries as of the end of such month and the related unaudited Consolidated Statements of income and cash flow for such month and for the portion of the Company's Fiscal Year then elapsed, on a Consolidated and consolidating basis, setting forth in each case in comparative form, the corresponding figures for the preceding Fiscal Year and certified by the principal financial officer of the Company as prepared in accordance with GAAP and fairly presenting the Consolidated financial position and results of operations of the Company and its Subsidiaries for such month and period subject only to changes from audit and year-end adjustments and except that such statements need not contain notes; and, concurrently with the delivery of the above described financial statements, financial statements of CSP received by the Company which will be in a form and scope reasonably acceptable to you (you acknowledge that the current form of statement is acceptable);
        not later than 20 days after each month, (A) a listing of all of the Company's trade payables as of the last Business Day of such month, specifying the name of and balance due each trade creditor, and, such additional information regarding trade payables as the Required Holders may request; (B) management's monthly "Operations Report", in substantially the form previously delivered to you; and (C) a detailed aging of the accounts of the Company and its Subsidiaries, together with a reconciliation to the "borrowing base" calculations set forth on the most recently delivered "borrowing base certificate" referred to in clause (vi) below;
        promptly after the sending or filing thereof, as the case may be, copies of any proxy statements, financial statements or reports which the Company has made generally available to its shareholders and copies of any regular, periodic and special reports or registration statements which the Company files with the SEC or any Governmental Entity which may be substituted therefor, or any national securities exchange; and
        concurrently with their distribution to the Fleet Facility Agent or any holder of the Fleet Facility Debt, copies of all reports, notices and certificates (including, without limitation, each "borrowing base certificate") required to be delivered by the Company pursuant to the Fleet Facility Documents.

Upon the Company's receipt, the Company shall deliver to you a copy of the accountants' letter to the Company's management that is prepared in connection with the financial statements delivered pursuant to Section 9.1(c). Concurrently with the delivery of the financial statements described in clauses (i) and (ii) of this Section 9.1(c), or more frequently if requested by you during any period that a Default or Event of Default exists, the Company shall cause to be prepared and furnished to you and the Other Purchasers a Compliance Certificate executed by the chief financial officer of the Company.

Promptly after the sending or filing thereof, the Company shall also provide to you copies of any annual report to be filed in accordance with ERISA in connection with each Plan and such other data and information (financial and otherwise) as you, from time to time, may reasonably request bearing upon or related to the Collateral or the Company's and each of its Subsidiaries' financial condition or results of operations.

d.  Landlord and Storage Agreements. Provide to you copies of all existing agreements, and promptly after execution thereof provide to you copies of all future agreements, between the Company and any of its Subsidiaries and any landlord, warehouseman or bailee which owns any premises at which any Collateral with a value in excess of $500,000 may, from time to time, be kept.

e.  Projections. By December 31 of each Fiscal Year of the Company, deliver to you the Projections of the Company for the forthcoming Fiscal Year, month by month.

f.  Taxes. Pay and discharge all Taxes prior to the date on which such Taxes become delinquent or penalties attach thereto, except and to the extent only that such Taxes are being Properly Contested.

g.  Compliance with Laws. Comply with all Applicable Law, including ERISA, all Environmental Laws, FLSA, OSHA, and all laws, statutes, regulations and ordinances regarding the collection, payment and deposit of Taxes, and obtain and keep in force any and all Governmental Approvals necessary to the ownership of its Properties and assets or to the conduct of its business, to the extent that any such failure to comply, obtain or keep in force could be reasonably expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, if any Environmental Release shall occur at or on any of the Properties of the Company or any of its Subsidiaries, the Company shall, or shall cause the applicable Subsidiary to, act promptly and diligently to investigate and report to you and all appropriate Governmental Entities the extent of, and to make appropriate remedial action to eliminate, such Environmental Release.

h.  Insurance. In addition to the insurance required herein with respect to the Collateral, maintain, with its current insurers or with other financially sound and reputable insurers having a rating of at least A- or better by Best Rating Guide; (i) insurance with respect to its Properties, assets and business against such casualties and contingencies of such type (including product liability, or larceny, embezzlement or other criminal misappropriation insurance) and in such amounts and with such coverages, limits and deductibles as is customary in the business of the Company or such Subsidiary and (ii) business interruption insurance in an amount not less than the greater of (y) $170,000,000; and (z) the Designated Amount of Designated Senior Funded Debt.

i.  Proprietary Rights. Promptly after applying for or otherwise acquiring any Patents, registered trademarks or registered copyrights, deliver to the Collateral Agent in form and substance acceptable to the Collateral Agent and in recordable form, all documents necessary for the Collateral Agent to perfect its Lien in such Patents, registered trademarks or registered copyrights as the case may be.

j.  License Agreements. Keep each License Agreement in full force and effect for so long as the Company or any of its Subsidiaries has any inventory, the manufacture, sale or distribution of which is in any manner governed by or subject to such License Agreement.

k.  Interest Rate Hedging Arrangements. Commencing on the Closing Date and through and including the date that is 33 months thereafter, maintain Hedging Agreements satisfactory to you with respect to obligations equal to 40% of the sum of the principal balance outstanding under the Notes and the projected outstanding loan balances of the Fleet Facility Debt from time to time.

l.  Additional Guarantees. Cause any Person that hereafter becomes a guarantor under the Fleet Facility Documents to execute and deliver to the holders of the Notes a Guaranty with respect to the obligations of the Company hereunder and those of the Company under the Notes, in substantially the form of Exhibit C-3, with such changes to such form as may be appropriate to reflect the identity and circumstances of the guarantor.

m.  Use of Proceeds. Apply the net proceeds of the issuance and sale of the Notes solely to the payment in full of the Fabrica Payment when due.

n.  Masland Structuring Transactions. Within 180 days of the Closing Date, (i) complete the Masland Structuring Transactions; (ii) cause the Masland Subsidiary to become a Guarantor by executing and delivering to the Purchaser a counterpart of the Guaranty or such other document as you deem appropriate for such purpose; (iii) deliver to the Collateral Agent a duly executed joinder agreement to the Security Agreement; (iv) deliver to you the certificates contemplated by Section 4.21 in respect of the Masland Subsidiary; (v) deliver to you an opinion of counsel to the Masland Subsidiary; and (vi) deliver to you such other documents and closing certificates as may be reasonably requested by you; in each case, all of the forgoing documents, instruments, certificates and opinions shall be in form and substance satisfactory to you and your counsel; provided, however, that if the actions contemplated by the preceding clauses (i) through (vi) have not been completed by the date that is 120 days following the Closing Date, the Company agrees to pay to you and the Other Purchasers, based upon the Purchasers' respective pro rata percentages of the principal balance outstanding under the Notes, an aggregate per diem fee of (A) $250 for each and every day from and after the date that is 120 days following the Closing Date through the earlier of (y) the date that such actions have been consummated or (z) the date that is 150 days following the Closing Date and (B) $500 for each and every day from and after the date that is 150 days following the Closing Date through the earlier of (y) the date that such actions have been consummated or (z) the date that is 180 days following the Closing Date; such fee to be paid promptly, but in any event within 2 Business Days, of written demand therefor.

o.  Further Assurances. Upon your request, execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the provisions of this Agreement and the other Operative Agreements, including, without limitation, to provide a perfected security interest or Lien in favor of the Collateral Agent in the Collateral. Contemporaneously with the execution and delivery to the Fleet Facility Agent of any mortgage or deed of trust encumbering a parcel of real property not otherwise encumbered on the Closing Date, the Company or such Subsidiary, as the case may be, shall (i) execute and deliver to the Collateral Agent a Mortgage encumbering such additional parcels of real property; (ii) deliver a policy of title insurance to the Collateral Agent relating to the additional parcels of real property; and (iii) deliver such other documents, certificates and opinions to you as you may request; in each case, the Mortgage, the title policy (and the issuer thereof), and all such documents, instruments and opinions shall be in form and substance satisfactory to you and your counsel.

9.2   Restrictive Covenants. The Company shall not and shall not permit any Subsidiary to:

a.  Fundamental Changes. Merge, reorganize, consolidate or amalgamate with any Person, or liquidate, wind up its affairs or dissolve itself or fail to maintain its existence, except for mergers or consolidations of any Subsidiary with another Subsidiary or the Company (provided that the Company is the survivor in any such transaction involving the Company) and the dissolution of Dixie Export; change the Company's or any of its Subsidiaries' name; or conduct business under any new fictitious name (unless the Company has given you at least 15 days prior written notice); or change the Company's or any of its Subsidiaries' FEIN.

b.  Loans. Make any loans or other advances of money to any Person other than to an officer or employee of the Company or a Subsidiary for salary, travel advances, advances against commissions and other similar advances in the Ordinary Course of Business.

c.  Permitted Debt. Create, incur, assume, guarantee or suffer to exist any Debt, except:
        the Notes;
        the Fleet Facility Debt;
        Subordinated Debt existing on the Closing Date and consisting solely of the Convertible Debentures and the Senior Subordinated Notes;
        accounts payable by the Company or any of its Subsidiaries to trade creditors that are not aged more than 30 days from the due date, in each case incurred in the Ordinary Course of Business and paid within such time period, unless the same are being Properly Contested;
        obligations to pay Rentals permitted by Section 9.2(n);
        Permitted Purchase Money Debt;
        Debt for accrued payroll, Taxes, and other operating expenses (other than for Money Borrowed) incurred in the Ordinary Course of Business of the Company or such Subsidiary, including cash management obligations, in each case, so long as payment thereof is not past due and payable unless, in the case of Taxes only, such Taxes are being Properly Contested;
        Debt for Money Borrowed by the Company (other than the Notes, the Fleet Facility Debt and the Subordinated Debt), but only to the extent that such Debt is outstanding on the date of this Agreement and is listed on Schedule 5.16(b) hereto;
        Permitted Contingent Obligations;
        Extensions of credit in the Ordinary Course of Business arising solely from the payment by SunTrust Bank, in its capacity as a Factor, of amounts on the average due date under its Factoring Agreement with Fabrica;
        Debt that is not included in any of the preceding paragraphs of this Section 9.2(c), is not secured by a Lien (unless such Lien is a Permitted Lien) and does not exceed at any time, in the aggregate, $2,000,000 as to the Company and all of its Subsidiaries.

In addition to the foregoing restrictions, the Company shall not permit the aggregate outstanding principal balance of (i) Senior Funded Debt to exceed at any time the Designated Amount of such Senior Funded Debt; or (ii) all Funded Debt to exceed at any time the result of (A) $235,000,000 minus (B) all Debt Principal Payments in respect of such Funded Debt. In addition to the foregoing restrictions, the Company shall seek to prevent Chroma Systems Partners, a California general partnership ("CSP"), from creating, incurring, assuming, guaranteeing or permitting to exist any Debt, other than in the ordinary course of business or the mortgage Debt to be incurred in aggregate principal amount not to exceed $7,500,000 in connection with the contemplated mortgage refinancing of the CSP real Property.

d.  Affiliate Transactions. Enter into, or be a party to any transaction with any Affiliate, except: (i) the transactions contemplated by this Agreement and the other Operative Agreements; (ii) payment of reasonable compensation to officers and employees for services actually rendered to the Company or to its Subsidiaries; (iii) payment of customary directors' fees and indemnities; (iv) transactions with Affiliates that were consummated prior to the date hereof and have been disclosed on Schedule 9.2(d) hereto; and (v) transactions with Affiliates in the Ordinary Course of Business and pursuant to the reasonable requirements of the Company's or such Subsidiary's business and upon fair and reasonable terms that are fully disclosed in writing to you and are no less favorable to the Company or such Subsidiary than the Company or such Subsidiary would obtain in a comparable arm's length transaction with a Person not an Affiliate or stockholder of the Company or such Subsidiary.

e.  Limitation on Liens. Create or suffer to exist any Lien upon any of its Property, income or profits, whether now owned or hereafter acquired, except the following (collectively, "Permitted Liens"):
        Liens at any time granted in favor of the Collateral Agent in the Collateral to secure the Debt evidenced by the Notes;
        Liens at any time granted in favor of the Fleet Facility Agent in the Collateral to secure the Debt evidenced by the Fleet Facility Documents so long as there are no consensual Liens in the Collateral in favor of a third Person having a priority (A) senior to the Liens granted by the Company and its Subsidiaries in favor of the Collateral Agent in the Collateral and (B) junior to the Liens granted by the Company and its Subsidiaries in favor of the Fleet Facility Agent in the Collateral.
        Liens for Taxes (excluding any Lien imposed pursuant to any of the provisions of ERISA) not yet due or being Properly Contested;
        statutory Liens (excluding any Lien imposed pursuant to any of the provisions of ERISA) arising in the Ordinary Course of Business of the Company or a Subsidiary and which secure obligations (other than Funded Debt) incurred by the Company or such Subsidiary in the Ordinary Course of Business of such Person, but only if and for long as (x) payment in respect of any such Lien is not at the time required or the Debt secured by any such Lien is being Properly Contested and (y) such Liens do not materially detract from the value of the Property of the Company or such Subsidiary and do not materially impair the use thereof in the operation of the Company's or such Subsidiary's business;
        Purchase Money Liens securing Permitted Purchase Money Debt;
        Liens securing Debt of a Subsidiary of the Company to the Company or to another Subsidiary;
        Liens arising by virtue of the rendition, entry or issuance against the Company or any of its Subsidiaries, or any Property of the Company or any of its Subsidiaries, of any judgment, writ, order, or decree for so long as any such Lien (a) is in existence for less than 20 consecutive days after it first arises or is being Properly Contested and (b) is at all times junior in priority to any Liens in favor of the Collateral Agent;
        Liens incurred or deposits made in the Ordinary Course of Business to secure the performance of tenders, bids, leases, contracts (other than for the repayment of Money Borrowed), statutory obligations and other similar obligations or arising as a result of progress payments under government contracts, provided that, to the extent any such Liens attach to any of the Collateral, such Liens are at all times subordinate and junior to the Liens upon the Collateral in favor of Collateral Agent;
        easements, rights-of-way, restrictions, covenants or other agreements of record and other similar charges or encumbrances on real Property of the Company or any of its Subsidiaries that do not interfere with the ordinary conduct of the business of the Company or such Subsidiary;
        normal and customary rights of setoff upon deposits of cash in favor of banks and other depository institutions and Liens of a collection bank arising under the UCC on Payment Items in the course of collection;
        such other Liens as appear on Schedule 9.2(e)(xi) hereto, to the extent provided therein; and
        such other liens as are approved in writing by the Required Holders.

In addition to the foregoing restrictions, the Company shall seek to prevent CSP from creating or permitting to exist any Lien upon any of its Property, income or profits, other than such Liens as are created in the ordinary course of business or the mortgage lien to be granted in connection with the contemplated mortgage refinancing of the CSP real Property; and, in the case of the mortgage refinancing, only so long as (i) the net proceeds from such refinancing are distributed to the partners of CSP; and (ii) Chroma Technologies (or the Company on its behalf) causes its portion of such net proceeds to be applied to reduce the revolving loan balance of the Fleet Facility Debt.

f.  Subordinated Debt. Make any payment of all or any part of any Subordinated Debt (including, without limitation, any redemption or repurchase of any Subordinated Debt) or take any other action or omit to take any other action in respect of any Subordinated Debt, except that so long as no Default or Event of Default has occurred and is continuing or would result therefrom, the Company may make regularly scheduled payments of principal and interest due on the Subordinated Debt; or amend or modify the terms of any agreement applicable to any Subordinated Debt, other than to extend the time of payment thereof or to reduce the rate of interest payable in connection therewith and other than an amendment of the Convertible Debentures to permit delivery of repurchased debentures to make sinking fund payments in the order in which such payments become due. The Company shall provide to you, not less than 5 Business Days prior to any scheduled payment on the Subordinated Debt, (i) a certificate from an executive officer of the Company stating that no Default or Event of Default is in existence as of the date of the certificate or will be in existence as of the date of such payment (both with and without giving effect to the making of such payment), and specifying the amount of principal and interest to be paid and (ii) a certificate from the chief financial officer of the Company certifying as to the Company's pro forma compliance as of the last day of the then most recently ended Fiscal Quarter for which financial statements have been delivered to you.

g.  Distributions. Declare or make any Distributions, except for (i) Upstream Payments and (ii) so long as no Event of Default exists, repurchases of the Equity Interests of the Company in an amount not to exceed $500,000 in the aggregate per Fiscal Year in connection with any stock and retirement plans of the Company.

h.  Upstream Payments. Create or suffer to exist any encumbrance or restriction on the ability of a Subsidiary to make any Upstream Payment, except for encumbrances or restrictions (i) pursuant to the Operative Agreements; (ii) existing under Applicable Law and (iii) identified and fully disclosed in Schedule 9.2(h) hereto.

i.  Capital Expenditures. Make Capital Expenditures which in the aggregate, as to the Company and its Subsidiaries, exceed $13,000,000 during any Fiscal Year.

j.  Disposition of Assets. Sell, assign, lease, consign or otherwise dispose of any of its Properties or any interest therein, including any disposition of Property as part of a sale and leaseback transaction, to or in favor of any Person, except (i) sales of Inventory in the Ordinary Course of Business; (ii) dispositions of Equipment to the extent authorized by the Security Agreement; (iii) a transfer of Property to the Company by a Subsidiary; (iv) Permitted Asset Dispositions, and (v) other dispositions expressly authorized by other provisions of the Operative Agreements.

k.  Subsidiaries. Form or acquire any Subsidiary after the Closing or permit any existing Subsidiary to issue any additional Equity Interests except director's qualifying shares.

l.  Bill-and-Hold Sales and Consignments. Make a sale to any customer on a bill-and-hold, guaranteed sale, sale and return, sale on approval or consignment basis, or any sale on a repurchase or return basis (other than sales on consignment not to exceed $1,000,000 in the aggregate at any time).

m.  Restricted Investments. Make or have any Restricted Investment.

n.  Leases. Become a lessee under any operating lease (other than a lease under which the Company or any of the Subsidiaries is lessor) of Property if the aggregate Rentals payable during any current or future period of 12 consecutive months under the lease in question and all other leases under which the Company or any of the Subsidiaries is then lessee would exceed $11,000,000. The term "Rentals" means, as of the date of determination, all payments which the lessee is required to make by the terms of any lease.

o.  Tax Consolidation. File or consent to the filing of any consolidated income tax return with any Person other than the Company and its Subsidiaries.

p.  Accounting Changes. Make any significant change in accounting treatment or reporting practices, except as may be required by GAAP or which is concurred with by the Company's independent accountants, or establish a fiscal year different from the Fiscal Year.

q.  Organization Documents. Amend, modify or otherwise change any of the terms or provisions in any of its Organization Documents as in effect on the date hereof, except for changes that do not affect in any way the Company's or any of its Subsidiaries' rights and obligations to enter into and perform the Operative Agreements to which it is a party and to pay all of the Obligations and that do not otherwise have a Material Adverse Effect.

r.  Restrictive Agreements. Enter into or become party to any Restrictive Agreement other than those disclosed in Schedule 9.2(r) hereto, provided that none of such disclosed agreements shall be amended without your prior written consent.

s.  Conduct of Business. Engage in any business other than the business engaged in by it on the Closing and any business or activities which are substantially similar, related or incidental thereto.

t.  Fabrica Purchase Documents. Amend, renegotiate or otherwise modify any of the terms of any of the Fabrica Purchase Documents or the Fabrica Payment except upon terms and conditions acceptable to you.

9.3   Financial Covenants. The Company shall:

a.  Fixed Charge Coverage Ratio. Maintain a Fixed Charge Coverage Ratio, on a Consolidated basis, of not less than the amounts shown below for the period applicable thereto:

Period	Ratio
Twelve months ended as of the last day of each Fiscal Quarter during the Company's Fiscal Year 2003	1.10 to 1.0
Twelve months ended as of the last day of each Fiscal Quarter thereafter	1.15 to 1.0

b.  Debt Coverage Ratio. Maintain a Debt Coverage Ratio, on a Consolidated basis, of not more than (i) 4.75 to 1.0 for the Company's four Fiscal Quarters ending on or about March 31, 2003 and June 30, 2003, (ii) 4.50 to 1.0 for the Company's four Fiscal Quarters ending on or about September 30, 2003, (iii) 4.25 to 1.0 for the Company's four Fiscal Quarters ending on or about December 31, 2003 and (iv) 4.0 to 1.0 thereafter, as of the end of each Fiscal Quarter, for the four Fiscal Quarters ending with such period.

c.  Net Worth. Maintain at all times a Consolidated Net Worth of not less than $107,210,000 as of March 31, 2002 plus to the extent the sum is a positive number, the sum of (a) 50% of Consolidated Net Income for the period commencing on March 31, 2002 through December 28, 2002 and for each Fiscal Year thereafter, 50% of Consolidated Net Income for such Fiscal Year plus (b) 100% of the effect of any one-time gain on a sale of any assets of the Company or any of its Subsidiaries from March 31, 2002 through December 28, 2002 and for each Fiscal Year thereafter minus (c) 100% of the effect of any write-off of goodwill or any other non-cash write-off by the Company or any of its Subsidiaries from March 31, 2002 through December 28, 2002and for each Fiscal Year thereafter. The result of the foregoing calculation as at December 28, 2002 was $107,370,000.

d.  Interest Coverage Ratio. Maintain an Interest Coverage Ratio, on a Consolidated basis, of not less than the amounts shown below for the period applicable thereto:

Period	Ratio
Twelve months ended as of the last day of each Fiscal Quarter during the Company's Fiscal Year 2003	2.2 to 1.0
Twelve months ended as of the last day of each Fiscal Quarter during the Company's Fiscal Year 2004	2.4 to 1.0
Twelve months ended as of the last day of each Fiscal Quarter thereafter	2.7 to 1.0

10.  Events of Default; Acceleration. If any of the following conditions or events ("Events of Default") shall occur and be continuing:

a.  if the Company shall default in the payment of any principal of or premium, if any, on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or

b.  if the Company shall default in the payment of any interest on any Note after the same becomes due and payable; or

c.  if the Company or any Subsidiary shall default in the performance of or compliance with any term contained in Sections 9.1(a), (b), (c), (e), (l), (m) or (n), 9.2 or 9.3; or

d.  if the Company or any Subsidiary shall default in the performance of or compliance with any other term contained in this Agreement or the other Operative Agreements and such default shall not have been remedied within fifteen (15) days after such failure shall first have become known to any senior officer of the Company or written notice thereof shall have been received by the Company from any holder of any Note; provided, however, that such notice and opportunity to cure shall not apply in the case of any failure to perform, keep or observe any covenant which is not capable of being cured at all or within such 15-day period or which is a willful and knowing breach by the Company or a Subsidiary; or

e.  if any representation or warranty made in writing by or on behalf of the Company or any Subsidiary in this Agreement, in any other Operative Agreement or in any instrument furnished in compliance with this Agreement shall prove to have been false or incorrect in any material respect on the date as of which made; or

f.  if an Company or any Subsidiary shall default (as principal or guarantor or other surety) in the payment of any principal of or premium or interest on any Debt which is outstanding in a principal amount of at least $1,000,000 (other than the Notes), or if any event shall occur or condition shall exist in respect of any such Debt which is outstanding in a principal amount of at least $1,000,000 or under any evidence of any such Debt or of any mortgage, indenture or other agreement relating thereto, and as a result of such default, event or condition the holder or holders of such Debt shall have caused, or shall have the right to cause, the acceleration of the payment of such Debt before its regularly scheduled date of payment; or

g.  if a final judgment or judgments shall be rendered against an Company or any Subsidiary for the payment of money in excess of $500,000 in the aggregate and any one of such judgments shall not be discharged or execution thereon stayed pending appeal, within sixty (60) days after entry thereof, or, in the event of such a stay, such judgment shall not be discharged within sixty (60) days after such stay expires; or

h.  if the Company or any Subsidiary shall (i) cease to be Solvent; (ii) be generally not paying its debts as they become due; (iii) file, or consent by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction; (iv) make an assignment for the benefit of its creditors; (v) consent to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its Property; (vi) be adjudicated insolvent or (vii) take corporate action for the purpose of any of the foregoing; or

i.  if a court or Governmental Entity of competent jurisdiction shall enter an order appointing, without consent by an Company or any Subsidiary, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its Property, or if an order for relief shall be entered in any case or proceeding for liquidation or reorganization or otherwise to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of an Company or any Subsidiary, or if any petition for any such relief shall be filed against an Company or a Subsidiary and such petition shall not be dismissed within sixty (60) days; or

j.  reserved; or

k.  if a Change of Control shall occur; or

l.  if a default or event of default shall occur under any Operative Agreement in addition to those specified in this Section 10; provided, however, if a cure period is provided for the remedy of such failure, such failure shall not constitute an Event of Default until the date such period expires; or

m.  if there shall occur any event or condition that has a Material Adverse Effect; or

n.  if there shall occur a cessation of a substantial part of the business of the Company or any Subsidiary for a period which may be reasonably expected to have a Material Adverse Effect; or the Company or any Subsidiary shall suffer the loss or revocation of any license or permit now held or hereafter acquired by the Company or such Subsidiary which is necessary to the continued or lawful operation of its business; or the Company or any Subsidiary shall be enjoined, restrained or in any way prevented by court, governmental or administrative order from conducting all or any material part of its business affairs; or any material lease or agreement pursuant to which the Company or any Subsidiary leases or occupies any premises on which any Collateral is located shall be canceled or terminated prior to the expiration of its stated term and such cancellation or termination has a Material Adverse Effect; or any material part of the Collateral shall be taken through condemnation or the value of such Property shall be materially impaired through condemnation; or

o.  if a Reportable Event shall occur which you, in your reasonable discretion, shall determine constitutes grounds for the termination by the Pension Benefit Guaranty Corporation of any Plan or for the appointment by the appropriate United States district court of a trustee for any Plan, or if any Plan shall be terminated or any such trustee shall be requested or appointed, or if the Company or any Subsidiary is in "default" (as defined in Section 4219(c)(5) of ERISA) with respect to payments to a Multiemployer Plan resulting from the Company's or such Subsidiary's complete or partial withdrawal from such Plan; or

p.  if the Company, any of its Subsidiaries or any of their respective Affiliates shall challenge or contest in any action, suit or proceeding the validity or enforceability of this Agreement, the Guaranty or any of the other Operative Agreements, the legality or enforceability of the Notes or the perfection or priority of any Lien granted to Collateral Agent, or any of the Operative Agreements ceases to be in full force or effect for any reason other than a full or partial waiver or release by the Required Holders in accordance with the terms hereof or thereof, as the case may be; or

q.  if the Company or any of its Subsidiaries shall be convicted under any criminal law that could lead to a forfeiture of any Property of such Person; or

r.  if the Company or any of its Subsidiaries shall fail to make any payment under the Fabrica Purchase Documents on the due date thereof or there shall occur any default or event of default on the part of the Company or any Subsidiary under the Fabrica Purchase Documents; or

s.  if there shall occur a default or event of default under the Fleet Facility Documents; or

t.  if there shall occur a default or event of default under any of the Convertible Debenture Documents; or

u.  if there shall occur a default or event of default under any of the Subordinated Debt Documents and such default or event of default shall continue beyond any applicable cure period provided for therein; or

v.  if there shall occur a default or event of default under any of the Bond Documents and such default or event of default shall continue beyond any applicable cure period provided for therein;

then; (x) upon the occurrence of any Event of Default described in subdivision (i) or (j) of this Section 10 with respect to the Company or a Subsidiary, the unpaid principal amount of and accrued interest on the Notes shall automatically become due and payable or (y) upon the occurrence of any other Event of Default, holders of fifty percent in aggregate principal amount of the Notes (the "Required Holders") then outstanding may at any time (unless all defaults shall theretofore have been remedied) at their option, by written notice or notices to the Company, declare all the Notes to be due and payable, whereupon all of the Notes shall forthwith mature and become due and payable, together with interest accrued thereon, all without presentment, demand, protest or notice, which are hereby waived; provided that during the existence of an Event of Default described in subdivision (a) or (b) of this Section 10, then, irrespective of whether the Required Holders shall have declared all the Notes to be due and payable pursuant to this Section 10, any holder of a Note may, at its option, by notice in writing to the Company, declare the Notes then held by such holder to be due and payable, whereupon the Notes then held by such holder shall forthwith mature and become due and payable, together with interest accrued thereon, without presentment, demand, protest or notice, all of which are hereby waived.

In the event the Notes become due and payable pursuant to the preceding paragraph (an "Acceleration Event"), all amounts paid by the Company or a Guarantor to you and to the Other Purchasers on account of the Notes shall be allocated pro rata among all of the Notes at the time outstanding in proportion to the unpaid principal amounts thereof (the "Proportional Amount"). To the extent any holder of Notes receives amounts from the Company or a Guarantor following an Acceleration Event in excess of such holder's Proportional Amount, such holder will hold in trust for the benefit of the other holders of Notes such excess amounts. Further, such holder may not dispose of such excess amounts other than to the other holders of Notes or the Company or Guarantor for the benefit of such other holders so as to provide for the pro rata distribution of all payments from the Company or a Guarantor upon the Notes following the Acceleration Event. Following any Acceleration Event the holder of any Note may request an Officers' Certificate certifying that the Company and the Guarantors have made payments in compliance with this paragraph of this Section 10.

11.  Remedies on Default, etc. In case any one or more Defaults or Events of Default shall occur and be continuing, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in such Note, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise. The Company agrees to pay all reasonable costs and expenses (including, without limitation, the reasonable fees and out-of-pocket expenses of (a) prior to the occurrence and during the continuance of an Event of Default, one (1) legal counsel for the Collateral Agent and for the holders of the Notes and (b) following the occurrence and during the continuance of an Event of Default, one (1) legal counsel for the Collateral Agent and one (1) additional legal counsel for each of the holders of the Notes) incurred by the Collateral Agent or the holders of the Notes in connection with interpreting, administering, preserving, enforcing or exercising any rights or remedies under this Agreement, the Notes or any other Operative Agreement, whether or not legal action is instituted. Any fees, expenses or other charges which the Collateral Agent or the holders of the Notes are entitled to receive from the Company shall bear interest until paid at a rate per annum equal to the maximum rate in effect and permitted hereunder.

In case of a default in the payment of any principal of or premium, if any, or interest on any Note, the Company will pay to the holder thereof such further amount as shall be sufficient to cover the cost and expenses of collection, including, without limitation, reasonable attorneys' fees, expenses and disbursements, to the extent not paid pursuant to the preceding paragraph. No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder's rights, powers or remedies. No right, power or remedy conferred by this Agreement or by any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise.

12.  Security Interest and Intercreditor Arrangements.

12.1   Security Agreement. The Notes and any obligation with respect to any Guaranty of the Notes shall be secured by Liens in the Collateral as provided in the Security Documents.

12.2   Intercreditor Agreement. The Liens created in the Collateral have the relative rights and priorities set forth in the Intercreditor Agreement.

13.  Definitions

13.1  Certain Definitions. As used herein the following terms have the following respective meanings (refer to Section 13.2 for location of other definitions):

1991 Bond Documents: the 1991 Bonds and any and all agreements, instruments or documents executed in connection therewith or pursuant thereto.

1991 Bonds: $2,300,000 The Industrial Development Board of the City of Atmore (Alabama) Industrial Development Revenue Bonds (Masland Carpets, Inc. Project), Series 1991.

1995 Bond Documents: the 1995 Bonds and any and all agreements, instruments or documents executed in connection therewith or pursuant thereto.

1995 Bonds: State Industrial Development Authority (Alabama) $7,000,000 Taxable Revenue Bonds, Series 1995 (Masland Carpets, Inc. Project).

1998 Bond Documents: the 1998 Bonds and any and all agreements, instruments or documents executed in connection therewith or pursuant thereto.

1998 Bonds: $7,000,000 Development Authority of LaFayette (Georgia) Exempt Facility Revenue Bonds (The Dixie Group, Inc. Project), Series 1998.

2000 Real Estate Transaction Documents: agreements, instruments or documents executed in connection with the 2000 Industrial Development Board of the City of Atmore, Alabama real estate transaction with the Company.

Adjusted Net Earnings: with respect to any fiscal period, means the net earnings (or loss) for such fiscal period of the Company, all as reflected on the financial statement of the Company supplied to you pursuant to Section 9.1(c) hereof, but excluding: (i) any pre-tax gain or loss arising from the sale or write-down of capital assets; (ii) any pre-tax gain or loss arising from any write-up or write-down of assets or any write-down of goodwill during such period; (iii) pretax earnings of any Subsidiary accrued prior to the date it became a Subsidiary; (iv) non-cash pre-tax earnings or losses (but excluding any cash losses) of any Person, substantially all the assets of which have been acquired in any manner by the Company, realized by such Person prior to the date of such acquisition; (v) net pre-tax earnings of any entity (other than a Subsidiary of the Company) in which the Company has an ownership interest unless such net pre-tax earnings have actually been received by the Company in the form of Net Cash Distributions; (vi) any portion of the net pre-tax earnings of any Subsidiary which for any reason is unavailable for payment of Distributions to the Company; (vii) the pre-tax earnings of any Person to which any assets of the Company shall have been sold, transferred or disposed of, or into which the Company shall have merged, or been a party to any consolidation or other form of reorganization, prior to the date of such transaction; (viii) any pre-tax gain arising from the acquisition of any Securities of the Company; (ix) any pre-tax gain arising from extraordinary or non-recurring items, all as determined in accordance with GAAP; and (x) the $175,000 pre-payment penalty and non-cash deferred financing cost write-off in connection with contemplated amendment to the senior credit facility (to the extent included in clauses (i) and (ii) above); provided, however, that, in connection with the application of clauses (i) and (ii) above, any pre-tax loss from the sale or write down of capital assets or the write down of assets (to the extent included in clauses (i) and (ii) above) ("ANE Loss") occurring and recorded subsequent to the Closing will be limited in any fiscal period to $2,250,000 (the "Base Threshold Amount"); provided, further, however, that in any such period in which the actual ANE Loss accrued during such period is less than the Base Threshold Amount, the Base Threshold Amount for the following period shall be increased by the unutilized portion of the Base Threshold Amount for the preceding periods up to an amount not to exceed $4,500,000 (the "Adjusted Base Threshold Amount"); and provided, further, however, that if after giving effect to the impact of the Adjusted Threshold Amount, if applicable to such period, to the determination of the Company's EBITDA for such period, the Company's EBITDA is less than $44,000,000, then, notwithstanding the foregoing, the difference between the Base Threshold Amount and the Adjusted Threshold Amount for such period will be reduced to such amount as will cause the Company's EBITDA to equal $44,000,000.

Affiliate: a Person (other than a Subsidiary or Chroma Systems): (i) which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, another Person; (ii) which beneficially owns or holds 10% or more of any class of the Equity Interests of a Person; or (iii) 10% or more of the Equity Interests with power to vote of which is beneficially owned or held by another Person or a Subsidiary of another Person. For purposes hereof, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of any Equity Interest, by contract or otherwise.

Applicable Law: all laws, rules and regulations applicable to the Person, conduct, transaction, covenant, Operative Agreements or other material contracts of the Company or any of its Subsidiaries in question, including all applicable common law and equitable principles; all provisions of all applicable state, federal and foreign constitutions, statutes, rules, regulations and orders of governmental bodies; and orders, judgments and decrees of all courts and arbitrators.

Board: the Board of Directors of the Company or a committee of three or more directors lawfully exercising the relevant powers of the Board.

Bond Documents: collectively, the 1991 Bond Documents, the 1995 Bond Documents, the 1998 Bond Documents and the 2000 Real Estate Transaction Documents.

Bretlin: Bretlin, Inc., a Georgia corporation.

Business Day: any day except a Saturday, a Sunday or other day on which commercial banks in Los Angeles, New York City or Atlanta are required or authorized by law to be closed.

Candlewick: Candlewick Yams, Inc., a Tennessee corporation.

Capital Expenditures: expenditures made or liabilities incurred for the acquisition of any fixed assets or improvements, replacements, substitutions or additions thereto which have a useful life of more than one year, including the total principal portion of Capitalized Lease Obligations.

Capital Lease: as applied to any Person, any lease of any Property (whether real, personal or mixed) by such Person as lessee which would, in accordance with GAAP, be required to be classified and accounted for as a capital lease on a balance sheet of such Person, other than, in the case of the Company or a Subsidiary, any such lease under which an Company or a Subsidiary is the lessor.

Capital Lease Obligation: with respect to any Capital Lease, the amount of the obligation of the lessee thereunder which would, in accordance with GAAP, appear on a balance sheet of such lessee in respect of such Capital Lease.

Cash Equivalents: (i) marketable direct obligations issued or unconditionally guaranteed by the United States government and backed by the full faith and credit of the United States government having maturities of not more than 12 months from the date of acquisition; (ii) domestic certificates of deposit and time deposits having maturities of not more than 12 months from the date of acquisition, bankers' acceptances having maturities of not more than 12 months from the date of acquisition and overnight bank deposits, in each case issued by any commercial bank organized under the laws of the United States, any state thereof or the District of Columbia, which at the time of acquisition are rated A-1 (or better) by S&P or P-1 (or better) by Moody's, and (unless issued by a Lender) not subject to offset rights in favor of such bank arising from any banking relationship with such bank; (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above; and (iv) commercial paper having at the time of investment therein or a contractual commitment to invest therein a rating of A-1 (or better) by S&P or P-1 (or better) by Moody's, and having a maturity within 9 months after the date of acquisition thereof.

Change of Control: (i) the Frierson Family shall cease to own directly or indirectly, beneficially and of record, at least 51% (on a fully diluted basis ) of the Voting Stock of the Company; (ii) any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Exchange Act), other than the Frierson Family, becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), direct or indirectly, of 15%, or more, of the Voting Power of the Company; (iii) during any period of twelve consecutive calendar months, a majority of the members of the Board do not constitute Continuing Directors; or (iv) the Company shall cease to own and control 100% of the Equity Interests of any of C-Knit, Dixie Export (prior to its dissolution), Fabrica, Bretlin, Chroma Technologies or, following its organization, the Masland Subsidiary; or (v) Bretlin shall cease to own and control 100% of the Equity Interests of any of Candlewick, Dixie Logistics or Wingate.

Chroma Technologies: Chroma Technologies, Inc., a California corporation.

C-Knit: C-Knit Apparel, Inc., a Tennessee corporation.

Code: the Internal Revenue Code of 1986, as amended from time to time.

Collateral: all of the Property and interests in Property described in any of the Security Documents as security for the payment or performance of any of the Notes or the Guaranties and all other Property and interests in Property that now or hereafter secure (or are intended to secure) the payment and performance of any of the Notes or Guaranties and all proceeds of any of the forgoing.

Compliance Certificate: a certificate, in form and substance satisfactory to you and the Other Purchasers, to be provided by the Company to you and each Other Purchaser certifying (i) that the financial statements being delivered or caused to be delivered to you and each Other Purchaser have been prepared in accordance with GAAP (except, solely with respect to financial statements delivered pursuant to Section 9.1(c)(ii) or (iii), for the lack of footnotes and being subject to year-end audit adjustments) and fairly present the Consolidated financial position and results of operations of the Company and its Subsidiaries; (ii) that on the date of delivery of such certificate there does not exist any condition or event that constitutes a Default or Event of Default (or, to the extent of any non-compliance, describing such non-compliance as to which he or she may have knowledge and what action the Company has taken, is taking, or proposes to take with respect thereto); and (iii) the information (including detailed calculations) required in order to establish whether the Company was in compliance with Sections 9.2(c), 9.2(i), 9.2(m), 9.2(n) and 9.3 hereof during the period covered by the financial statements then being furnished.

Consolidated: the consolidation in accordance with GAAP of the accounts or other items as to which such term applies.

Consolidated Net Income: with respect to the Company on any date, on a Consolidated basis, the net income of the Company and its Subsidiaries on such date as determined in accordance with GAAP but excluding the effect of any one-time gain on a sale of any assets of the Company or any of its Subsidiaries and excluding the effect of any write-off of goodwill or any other non-cash write-off by the Company or any of its Subsidiaries.

Consolidated Net Worth: with respect to the Company on any date, on a Consolidated basis, the amount at which the shareholders' equity account of the Company would be shown on a balance sheet of the Company at such date in accordance with GAAP.

Contingent Obligation: with respect to any Person, any obligation of such Person arising from any guaranty, indemnity or other assurance of payment or performance of any Debt, lease, dividend or other obligation ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including (i) the direct or indirect guaranty, endorsement (other than for collection or deposit in the Ordinary Course of Business), co-making, discounting with recourse or sale with recourse by such Person of the obligation of a primary obligor; (ii) the obligation to make take-or-pay or similar payments, if required, regardless of nonperformance by any other party or parties to an agreement; (iii) any obligation of such Person, whether or not contingent, (A) to purchase any such primary obligation or any Property constituting direct or indirect security therefor, (B) to advance or supply funds (1) for the purchase or payment of any such primary obligations or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (C) to purchase Property, Securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (D) otherwise to assure or hold harmless the holder of such primary obligation against loss in respect thereof; provided, however, that the term "Contingent Obligation" shall not include any product warranties extended in the Ordinary Course of Business. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation with respect to which such Contingent Obligation is made (or, if less, the maximum amount of such primary obligation for which such Person may be liable pursuant to the terms of the instrument evidencing such Contingent Obligation) or, if not stated or determinable, the maximum reasonably anticipated liability with respect thereto (assuming such Person is required to perform thereunder), as determined by such Person in good faith.

Continuing Director: means and refers to (a) any member of the Board who was a director of the Company on the Closing Date; and (b) any person who becomes a member of the Board after the Closing Date if such person was appointed or nominated for election to the Board by a majority of the Continuing Directors, but excluding any such person originally proposed for election in opposition to the Board in office at the Closing Date in an actual or threatened election contest relating to the election of the directors of the Company and whose initial assumption of office resulted form such contest or the settlement thereof.

Control or controlled by or under common control: the possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of Voting Stock, by contract or otherwise, but not solely by being an officer or director of that Person); provided, however, that in any event any Person which beneficially owns, directly or indirectly, 20% or more (in number of votes) of the Equity Interests having ordinary Voting Power with respect to a corporation shall be conclusively presumed to control such corporation.

Convertible Debenture Documents: the Indenture, the Convertible Debentures issued pursuant thereto and any and all agreements, instruments or documents executed in connection therewith or pursuant thereto.

Convertible Debentures: the unsecured 7% Convertible Subordinated Debentures due 2012 issued pursuant to the Indenture.

Copyrights: registered copyrights, copyright applications and unregistered copyrights.

Current Assets: at any date, the amount at which all of the current assets of a Person would be properly classified as current assets shown on a balance sheet at such date in accordance with GAAP except that amounts due from Affiliates and investments in Affiliates shall be excluded therefrom.

Debt: as applied to a Person means, without duplication: (i) all items which in accordance with GAAP would be included in determining total liabilities as shown on the liability side of a balance sheet of such Person as of the date as of which Debt is to be determined, including Capitalized Lease Obligations; (ii) all Contingent Obligations of such Person; (iii) all reimbursement obligations in connection with letters of credit or letter of credit guaranties issued for the account of such Person; (iv) in the case of the Company, the Obligations; and (v) sale-leaseback, securitization and similar off-balance sheet liabilities. The Debt of a Person shall include any recourse Debt of any partnership or joint venture in which such Person is a general partner or joint venturer.

Debt Coverage Ratio: for any period, the ratio of (a) the Company's total Funded Debt, to (b) the Company's EBITDA.

Debt Principal Payments: with respect to any Funded Debt, any principal repayments made or required to be made on account of Funded Debt; provided, that any repayment of the revolving advances under the Fleet Facility Documents shall not be a Debt Principal Payment hereunder unless such principal repayment results in a permanent reduction in the revolving commitments under the Fleet Facility Documents.

Default: any condition or event which, with notice or lapse of time or both, would become an Event of Default.

Designated Amount: at any date, (i) with respect to the determination of Senior Funded Debt pursuant to Section 9.2(c), the result of (a) $175,000,000 minus (b) all Debt Principal Payments on such Senior Funded Debt; and (ii) with respect to the determination of Designated Senior Funded Debt pursuant to Section 9.1(h), the result of (y) 170,000,000 minus (ii) all Debt Principal Payments on such Designated Senior Funded Debt.

Designated Senior Funded Debt: at any date, all Senior Funded Debt except Capitalized Lease Obligations.

Distribution: in respect of any entity, (i) any payment of any dividends or other distributions on Equity Interests of the entity (except distributions in such Equity Interests) and (ii) any purchase, redemption or other acquisition or retirement for value of any Equity Interests or Debt of the entity or any Affiliate of the entity unless made contemporaneously from the net proceeds of the sale of Equity Interests.

Dixie Export: Dixie Export, Inc., a corporation organized under the laws of the United States Virgin Islands.

Dixie Logistics: Dixie Logistics, Inc., a Georgia corporation.

EBITDA: for any fiscal period of the Company, an amount equal to the sum for such fiscal period of (i) Adjusted Net Earnings, plus (ii) provision for taxes based on income, plus (iii) Interest Expense, plus (iv) depreciation, amortization plus other non-cash charges to the extent deducted in calculating Adjusted Net Earnings.

Environmental Laws: federal, state, local or foreign law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (i) the protection, investigation or restoration of the environment, health and safety, or natural resources; (ii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (iii) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or Property.

Environmental Release: a release as defined in CERCLA or under any applicable Environmental Laws.

Equity Interest: the interest of (i) a shareholder in a corporation; (ii) a partner (whether general or limited) in a partnership (whether general, limited or limited liability); (iii) a member in a limited liability company; or (iv) any other Person having any other form of equity security or ownership interest.

ERISA: the Employee Retirement Income Security Act of 1974, as amended from time to time.

Exchange Act: the Securities Exchange Act of 1934, as amended from time to time.

Existing SWAP Agreement: that certain ISDA Master Agreement date as of March 9, 1998, between SunTrust and the Company, which Agreement was assigned to the Fleet Facility Agent.

Fabrica: Fabrica International, a California corporation.

Fabrica Payment: a contingent sales payment (in the amount of up to $50,000,000) to be made to the former shareholders of Fabrica on the terms and conditions provided in the Fabrica Purchase Documents.

Fabrica Purchase Documents: collectively and individually, (i) that certain Amended and Restated Stock Purchase Agreement dated as of September 8, 2000, by and among the Company, Scott D. Guenther, Royce R. Renfroe and the Albert A. Frink and Denise Frink Charitable Remainder Unitrust and the Albert A. Frink Loving Trust (collectively, the "Trusts"); (ii) that certain Pledge and Security Agreement dated as of July 1, 2000, between the Company and Scott D. Guenther; (iii) that certain Pledge and Security Agreement dated as of July 1, 2000, between the Company and the Trusts; (iv) that certain Pledge and Security Agreement dated as of September 8, 2000, by and between the Company and Royce R. Renfroe; and (v) any and all other agreements, instruments and documents executed in connection therewith or pursuant hereto.

Factor: SunTrust and each other Person who executes a Factoring Agreement with the Company and is approved by the Collateral Agent and the Purchasers in writing.

Factoring Agreements: collectively, (i) that certain Factoring Agreement dated as of November 1, 1980, as amended prior to the date hereof, between Fabrica and SunTrust; and (ii) any and all other factoring agreements executed by the Company in favor of a Factor.

Fiscal Quarter: each consecutive period of 13 weeks beginning on the first day of a Fiscal Year (and, in the case of any Fiscal Year of 53 weeks, the 14-week period occurring at the end thereof).

Fiscal Year: the fiscal year of the Company and its Subsidiaries for accounting and tax purposes, which ends on or about December 31 of each year.

Fixed Charge Coverage Ratio: for any period, the ratio of (i) the Company's EBITDA for such period minus the Company's Capital Expenditures for such period (but excluding Capital Expenditures financed with the proceeds of Debt for Money Borrowed other than the revolving loans composing the Fleet Facility Debt), minus the Company's cash income taxes for such period (but excluding (x) the effect of income tax refunds with respect to prior fiscal periods and (y) the effect of income taxes relating to any one-time gain from any sale of assets), minus any Distributions made during such period, to (ii) regularly scheduled payments of principal and interest (excluding amounts paid during such period under the Existing SWAP Agreement) on the Company's Funded Debt due during such period.

FLSA: the Fair Labor Standards Act of 1938.

Fleet Facility Agent: Fleet Capital Corporation, a Rhode Island corporation, in its capacity as Administrative Agent under the Fleet Facility Documents.

Fleet Facility Debt: the Debt evidenced by the Fleet Facility Documents in a principal amount not to exceed at any time outstanding the lesser of (a) the sum of (i) $90,000,000 minus (ii) the dollar amount of all revolving commitment reductions made under the Fleet Facility Documents from and after the Closing Date plus (iii) the result of (A) $38,333,336 minus (B) all Debt Principal Payments in respect of the "term loan" under the Fleet Facility Documents and (b) the sum of (i) 110% of the maximum amount that the Company would be permitted to borrow under the Fleet Facility Documents pursuant to the borrowing base or other formula in effect on the Closing Date to determine borrowing availability thereunder plus (ii) the result of (A) $38,333,336 minus (B) all Debt Principal Payments in respect of the "term loan" under the Fleet Facility Documents.

Fleet Facility Documents: that certain Loan and Security Agreement dated as of May 14, 2002 among the Company, the lenders party thereto, General Electric Capital Corporation, as Documentation Agent, Congress Financial Corporation (Southern), as Co-Agent, and the Fleet Facility Agent, as amended, and any and all agreements, instruments or documents executed in connection therewith or pursuant thereto; in each case, as in effect on the Closing Date.

Frierson Family: shall mean Daniel K. Frierson, his brothers and their respective spouses, children and any trusts for the sole benefit of any of the foregoing Persons.

Funded Debt: collectively, without duplication, (a) the aggregate principal amount of Debt for Money Borrowed, including the Debt evidenced by the Notes, the Convertible Debentures, the Senior Subordinated Notes, Capitalized Lease Obligations, and all Fleet Facility Debt; and (b) all Debt outstanding under any revolving credit, line of credit or renewals thereof), notwithstanding that any such Debt is created within one year of the expiration of such agreement.

GAAP: means generally accepted accounting principles in the United States of America in effect from time to time.

Governmental Approvals: all authorizations, consents, approvals, licenses and exemptions of, registrations and filings with, and reports to, all Governmental Entities.

Governmental Entity: any federal, state, municipal, national, foreign or other governmental department, commission, board, bureau, court, agency or instrumentality or political subdivision thereof or any entity or officer exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any government or any court, in each case whether associated with a state of the United States, the District of Columbia or a foreign entity or government.

Guaranty: means, collectively, each guaranty executed by a Guarantor for the benefit of the holders of the Notes.

Guarantors: means, collectively, each domestic Subsidiary of the Company and each other Person, if any, that executes a guaranty or other similar agreement for the benefit of the holders of the Notes in connection with the transactions contemplated by the Agreement.

Hazardous Substance: means a regulated quantity of any substance that is: (i) listed, classified or regulated pursuant to any Environmental Law; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (iii) any other substance which is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

Hedging Agreement: any interest rate protection agreement, foreign currency exchange agreement, commodity price protection agreement or other interest or currency exchange rate or commodity price hedging arrangement.

Indenture: that certain Indenture dated as of May 15, 1987, between Dixie Yarns, Inc. and Morgan Guaranty Trust Company of New York, as trustee.

Interest Coverage Ratio: for any period, the ratio of (a) the sum of (i) the Company's EBITDA, plus (ii) the amount of any payments by the Company or any of its Subsidiaries, as lessee, under any synthetic lease transaction to (b) the sum of (i) Interest Expense, plus (ii) the amount of any payments by the Company or any of its Subsidiaries, as lessee, under any synthetic lease transaction.

Interest Expense: shall mean, with respect to any Person for any fiscal period, interest expense (whether cash or non-cash) of such Person determined in accordance with GAAP for the relevant period ended on such date, including (i) amortization of original issue discount on any Indebtedness and of all fees payable in connection with the incurrence of such Indebtedness (to the extent included in interest expense); (ii) the interest portion of any deferred payment obligation; (iii) the interest component of any Capital Lease Obligation.

License Agreement: any agreement between the Company and a Licensor pursuant to which the Company is authorized to use any Proprietary Rights in connection with the manufacturing, marketing, sale or other distribution of any inventory of the Company.

Licensor: any Person from whom the Company obtains the right to use (whether on an exclusive or non-exclusive basis) any Proprietary Rights in connection with the Company's manufacture, marketing, sale or other distribution of any inventory.

Lien: any interest in Property securing an obligation owed to, or a claim by, a Person other than the owner of the Property, whether such interest is based on common law, statute or contract. The term "Lien" shall also include reservations, exceptions, encroachments, easements, rights-of-way, covenants, conditions, restrictions, leases and other title exceptions and encumbrances affecting Property. For the purpose of the Agreement, the Company shall be deemed to be the owner of any Property which it has acquired or holds subject to a conditional sale agreement or other arrangement pursuant to which title to the Property has been retained by or vested in some other Person for security purposes.

Margin Stock: shall have the meaning ascribed to it in Regulation U of the Board of Governors.

Masland Structuring Transactions: shall mean the due organization by the Company of a new, direct, wholly-owned Subsidiary (the "Masland Subsidiary") and the transfer by the Company to the Masland Subsidiary of all the Properties of the Company that constitute the Masland division of the Company.

Material Adverse Effect: shall mean the effect of any event or condition which, alone or when taken together with other events or conditions occurring or existing concurrently therewith (i) has a material adverse effect upon the business, operations, prospects, Properties or condition (financial or otherwise) of the Company or any Subsidiary; (ii) has or may be reasonably expected to have any material adverse effect whatsoever upon the validity or enforceability of the Agreement, the Notes or any of the other Operative Agreements; (iii) has any material adverse effect upon the value of the whole or any material part of the Collateral, the Liens of the Collateral Agent with respect to the Collateral or the priority of any such Liens; (iv) materially impairs the ability of the Company or any Subsidiary to perform its obligations under this Agreement, the Notes or any of the other Operative Agreements, including repayment of the Notes when due; or (v) materially impairs the ability of the Collateral Agent or any Purchaser to enforce or collect the Debt evidenced by the Notes or realize upon any of the Collateral in accordance with the Operative Agreements and Applicable Law.

Minimum Amount: means (a) if such Purchaser or assignee is a fund, managed account or affiliate of Tennenbaum Capital Partners, LLC, $500,000; and (b) with respect to all other Purchasers or assignees, $1,000,000.

Money Borrowed: as applied to any Person, (i) Debt arising from the lending of money by any other Person to such Person; (ii) Debt, whether or not in any such case arising from the lending of money by another Person to such Person, (A) which is represented by notes payable or drafts accepted that evidence extensions of credit, (B) which constitutes obligations evidenced by bonds, debentures, notes or similar instruments, or (C) upon which interest charges are customarily paid (other than accounts payable) or that was issued or assumed as full or partial payment for Property; (iii) Debt that constitutes a Capitalized Lease Obligation; (iv) reimbursement obligations with respect to letters of credit or guaranties of letters of credit and (v) Debt of such Person under any guaranty of obligations that would constitute Debt for Money Borrowed under clauses (i) through (iii) hereof, if owed directly by such Person; and (vi) similar off-balance sheet obligations.

Moody's: Moody's Investors Services, Inc.

Multiemployer Plan: any Plan which is a "multiemployer plan" (as such term is defined in Section 4001(a)(3) of ERISA).

Net Cash Distributions: an amount equal to the difference between the cash received by the Company from Chroma on a monthly basis less amounts paid by the Company to Chroma or the former owners of Chroma.

Net Worth: shall mean, with respect to any Person as of any date of determination, (a) the book value of the assets of such Person, minus (b) reserves applicable thereto, without duplication, minus (c) all of such Person's liabilities on a consolidated basis (including accrued and deferred income taxes), all as determined in accordance with GAAP.

Officers' Certificate: a certificate executed on behalf of an Company by (a) the Chairman of the Board of Directors (if an officer) or its President or one of its Vice Presidents or its Chief Financial Officer or its Controller.

Ordinary Course of Business: with respect to any transaction involving any Person, the ordinary course of such Person's business, as conducted by such Person in accordance with past practices and undertaken by such Person in good faith and not for the purpose of evading any covenant or restriction in this Agreement or any Operative Agreement.

Organizational Documents: with respect to any Person, its charter, certificate or articles of incorporation, bylaws, articles of organization, operating agreement, members agreement, partnership agreement, voting trust, or similar agreement or instrument governing the formation or operation of such Person.

Operative Agreements: this Agreement, the Notes, each Guaranty, the Intercreditor Agreement and the Security Documents.

OSHA: the Occupational Safety and Hazard Act of 1970.

PBGC: the Pension Benefit Guaranty Corporation or any governmental authority succeeding to any of its functions.

Patent Assignment: each Patent Collateral Assignment and Security Agreement to be executed by the Company or a Subsidiary in favor of the Collateral Agent on or before the Closing Date and by which the Company or such Subsidiary shall assign to the Collateral Agent, for its benefit as the Collateral Agent and for the ratable benefit of the Purchasers, as security for the Debt evidenced by the Notes or the Guaranties, as the case may be, all of the Company's or such Subsidiary's, as the case may be, right, title and interest in and to the Patents described therein.

Patents: all patents and patent applications.

Permitted Asset Dispositions: a disposition (a) of real estate or equipment by the Company or any of its Subsidiaries that has been approved by the Required Holders; provided, that so long as each of the Release Conditions are met, the Company or its Subsidiaries, as the case may be, may sell: (i) the Dalton, Georgia real Property of the Company located at 1529 Waring Road, Dalton, Georgia 30720; (ii) the Chattanooga, Tennessee real Property owned by the Company located at 1100 South Watkins Street, Chattanooga, Tennessee 37401; and (iii) real Property owned by the Company in North Carolina including those parcels of real Property in Gaston and Cumberland Counties, North Carolina; and (b) accounts pursuant to the Factoring Agreements.

Permitted Contingent Obligations: (a) Contingent Obligations arising from endorsements for collection or deposit in the Ordinary Course of Business; Contingent Obligations arising from Interest Rate Contracts entered into in the Ordinary Course of Business pursuant to this Agreement or with the Required Holders' prior written consent; (b) Contingent Obligations of the Company and its Subsidiaries existing as of the Closing Date and disclosed on Schedule P-1 hereto, including extensions and renewals thereof that do not increase the amount of such Contingent Obligations as of the date of such extension or renewal; (c) Contingent Obligations incurred in the Ordinary Course of Business with respect to surety bonds, appeal bonds, performance bonds and other similar obligations, (d) Contingent Obligations arising under indemnity agreements to title insurers to cause such title insurers to issue to the Collateral Agent title insurance policies; (e) Contingent Obligations with respect to customary indemnification obligations in favor of purchasers in connection with dispositions of Equipment permitted by this Agreement and the other Operative Agreements; and (f) other Contingent Obligations not to exceed $2,500,000 in the aggregate at any time.

Permitted Purchase Money Debt: Purchase Money Debt of the Company and its Subsidiaries and which is secured by no Lien or only by a Purchase Money Lien, provided that the aggregate amount of Purchase Money Debt that may be incurred in any Fiscal Year may not exceed $3,000,000 or during the term of this Agreement exceed $7,500,000 and the incurrence of such Purchase Money Debt does not violate any limitation in the Operative Agreements regarding Capital Expenditures. For the purposes of this definition, the principal amount of any Purchase Money Debt consisting of capitalized leases shall be computed as a Capitalized Lease Obligation.

Person: a corporation, an association, a partnership, an organization, a business, an individual, a government or political subdivision thereof or a Governmental Entity.

Plan: an "employee pension benefit plan" (as defined in Section 3 of ERISA and subject to Title IV of ERISA) which is or has been established or maintained, or to which contributions are or have been made, by the Company or any of its Related Persons, or an employee pension benefit plan as to which the Company or any of its Related Persons would be treated as a contributory sponsor under Section 4069 of ERISA if it were to be terminated.

Projections: (a) the Closing Date Projections; and (b) the Company's forecasted Consolidated balance sheets, cash flow statements, statements of income and statements of changes in debt for the periods subsequent to Fiscal Year 2002 together with statements of income for Masland, Candlewick, Fabrica, and North Georgia, including disclosure of the Company's equity in CSP earnings and the excess of the Company's earnings related to CSP's earnings over net cash distributions received by the Company from CSP, all prepared on a consistent basis with the Closing Date Projections, together with appropriate supporting details and a statement of underlying assumptions.

Properly Contested: in the case of any Debt of the Company or any Subsidiary (including any Taxes) that is not paid as and when due or payable by reason of the Company's or such Subsidiary's bona fide dispute concerning its liability to pay same or concerning the amount thereof, (i) such Debt is being properly contested in good faith by appropriate proceedings promptly instituted and diligently conducted; (ii) the Company or such Subsidiary has established appropriate reserves as shall be required in conformity with GAAP, (iii) the non-payment of such Debt will not have a Material Adverse Effect and will not result in a forfeiture of any assets of the Company or such Subsidiary; (iv) no Lien is imposed upon any of the Company's or such Subsidiary's assets with respect to such Debt unless such Lien is at all times junior and subordinate in priority to the Liens in favor of the Collateral Agent (except only with respect to property taxes that have priority as a matter of applicable state law) and enforcement of such Lien is stayed during the period prior to the final resolution or disposition of such dispute; (v) if the Debt results from, or is determined by the entry, rendition or issuance against the Company or a Subsidiary or any of its assets of a judgment, writ, order or decree, enforcement of such judgment, writ, order or decree is stayed pending a timely appeal or other judicial review; and (vi) if such contest is abandoned, settled or determined adversely (in whole or in part) to the Company or such Subsidiary, the Company or such Subsidiary forthwith pays such Debt and all penalties, interest and other amounts due in connection therewith.

Property: any interest in any kind of property or asset, whether real, personal or mixed and whether tangible or intangible.

Proprietary Rights: all of the Copyrights, Trademarks, Patents, trade names, technology rights and licenses, computer software (including without limitation any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, designs, specifications, plans, drawings and intellectual property rights of the Company and its Subsidiaries.

Purchase Money Debt: means and includes (i) Debt for the payment of all or any part of the purchase price of any fixed assets; (ii) any Debt incurred at the time of or within 10 days prior to or after the acquisition of any fixed assets for the purpose of financing all or any part of the purchase price thereof; and (iii) any renewals, extensions or refinancings (but not any increases in the principal amounts) thereof outstanding at the time.

Purchase Money Lien: a Lien upon fixed assets which secures Purchase Money Debt, but only if such Lien shall at all times be confined solely to the fixed assets acquired through the incurrence of the Purchase Money Debt secured by such Lien and such Lien constitutes a purchase money security interest under the UCC.

Real Property Collateral: means (a) the parcels of real property identified on Schedule 5.22(a) and the improvements thereto; and (b) each other parcel of real property that is pledged as collateral security for the Fleet Facility Debt.

Related Person: any trade or business that, together with the Company as of any relevant measuring date under ERISA, was or is required to be treated as a single employer under Section 414 of the Code.

Release Conditions: each of the following conditions, the satisfaction of each of which must be satisfactory to Agent in all respects:
      no Default or Event of Default exists at such time or would result therefrom;
      with respect to the Dalton, Georgia real Property located at 1529 Waring Road, Dalton, Georgia, the Net Proceeds received by the Fleet Facility Agent, if the Fleet Facility Debt is outstanding, or if the Fleet Facility Debt is not outstanding, the Collateral Agent, shall not be less than $200,000, if in respect of a disposition of the office building situated at such location, and $100,000, if in respect of a disposition of the laboratory situated at such location; and
      with respect to the Chattanooga, Tennessee real Property located at 1100 South Watkins Street, Chattanooga, Tennessee, the Net Proceeds received by the Fleet Facility Agent, if the Fleet Facility Debt is outstanding, or if the Fleet Facility Debt is not outstanding, the Collateral Agent, shall not be less than $100,000; and

Restricted Investment: any acquisition of Property by the Company or any of its Subsidiaries in exchange for cash or other Property, whether in the form of an acquisition of Equity Interests or Debt, or the purchase or acquisition by the Company or any Subsidiary of any other Property, or a loan, advance, capital contribution or subscription, except acquisitions of the following: (i) fixed assets to be used in the Ordinary Course of Business of the Company or any Subsidiary so long as the acquisition costs thereof constitute Capital Expenditures permitted hereunder; (ii) goods held for sale or lease or to be used in the manufacture of goods or the provision of services by the Company or any Subsidiary in the Ordinary Course of Business; (iii) Current Assets arising from the sale or lease of goods or the rendition of services in the Ordinary Course of Business of the Company or any if its Subsidiaries; (iv) except in de minimis amounts, investments in Subsidiaries to the extent existing on the Closing Date; (v) Cash Equivalents; (vi) loans and other advances of money to the extent not prohibited by Section 9.2(b); and (vii) after the Closing Date, additional Net Cash Distributions not to exceed $1,150,000 in the aggregate.

Restricted Payment: (a) any declaration or payment of any dividend or other distribution, direct or indirect, on account of any shares of any class of Equity Interests of the Company, now or hereafter outstanding, except a dividend payable solely in shares of stock of the Company and (b) any redemption, retirement, purchase or other acquisition, direct or indirect, of (i) any shares of any class of Equity Interests of the Company now or hereafter outstanding, or (ii) any warrants, rights or options to acquire any such shares, except to the extent that the consideration therefor consists of shares of stock of the Company.

Restrictive Agreement: an agreement (other than any of the Operative Agreements) that, if and for so long as the Company or any Subsidiary is a party thereto, would prohibit, condition or restrict the Company's or Subsidiary's right to incur or repay Debt for Money Borrowed (including any of the Notes); grant Liens upon any of the Company's or such Subsidiary's assets (including Liens granted in favor of Collateral Agent pursuant to the Security Documents); declare or make Distributions; amend, modify, extend or renew any agreement evidencing Debt for Money Borrowed (including any of the Operative Agreements); or repay any Debt owed to the Company or any Subsidiary.

S&P: Standard & Poor's Ratings Group, a division of McGraw-Hill, Inc.

SEC: Securities and Exchange Commission.

Security: shall have the same meaning as in Section 2(1) of the Securities Act.

Securities Act: the Securities Act of 1933, as amended from time to time.

Security Documents: the Mortgages, the Security Agreement, the Patent Assignment, the Trademark Security Agreement and all other instruments and agreements now or at any time hereafter securing the whole or any part of the Notes or the Guaranties.

Senior Funded Debt: any Funded Debt that is entitled to the benefits of the subordination provisions set forth in the Convertible Debenture Documents and the Senior Subordinated Note Documents, including the Debt evidenced by the Notes, all Capitalized Lease Obligations and the Fleet Facility Debt.

Senior Subordinated Note Documents: the Subordinated Loan Agreement, the Senior Subordinated Notes and any and all agreements, instruments or documents executed in connection therewith or pursuant thereto.

Senior Subordinated Notes: the unsecured 9.96% Senior Subordinated Notes due February 1, 2010, issued pursuant to the Subordinated Loan Agreement.

Solvent: as to any Person, such Person (i) owns Property whose fair saleable value is greater than the amount required to pay all of such Person's Debts (including contingent Debts); (ii) is able to pay all of its Debts as such Debts mature; (iii) has capital sufficient to carry on its business and transactions and all business and transactions in which it is about to engage; and (iv) is not "insolvent" within the meaning of Section 101(32) of the Bankruptcy Code.

Subordinated Debt: Debt of the Company that is fully and absolutely subordinated in right of payment to the Notes in a manner satisfactory to you, including, the Convertible Debentures and the Senior Subordinated Notes.

Subordinated Loan Agreement: that certain Loan Agreement dated February 6, 1990, between Dixie Yarns, Inc. and the holders of the Senior Subordinated Notes, as amended most recently by that certain Second Amendment to 9.96% Senior Subordinated Note dated as of December 26, 1998.

Subsidiary: any Person in which more than 20% of its outstanding Voting Stock or more than 20% of all Equity Interests is owned directly or indirectly by the Company, by one or more other Subsidiaries of the Company or by the Company and one or more other Subsidiaries, including C-Knit, Dixie Export, Wingate and, following its organization, the Masland Subsidiary, but excluding Chroma Systems.

SunTrust: SunTrust Bank (formerly known as Trust Company Bank), a Georgia banking corporation.

Taxes: any present or future taxes, levies, imposts, duties, fees, assessments, deductions, withholdings or other charges of whatever nature, including income, receipts, excise, property, sales, use, transfer, license, payroll, withholding, social security and franchise taxes now or hereafter imposed or levied by the United States or any other Governmental Entity and all interest, penalties, additions to tax and similar liabilities with respect thereto, but excluding, in the case of each Purchaser, taxes imposed on or measured by the net income or overall gross receipts of such Purchaser.

Trademarks: registered trademarks, registered service marks, trademark and service mark applications and unregistered trademarks and service marks.

Trademark Security Agreement: the Trademark Security Agreement to be executed by the Company and each Subsidiary in favor of the Collateral Agent on or before the Closing Date and by which the Company or such Subsidiary shall assign to the Collateral Agent, for its benefit as Collateral Agent and for the ratable benefit of the Purchasers, as security for the Notes and Guaranties, all of the Company's or such Subsidiaries' right, title and interest in and to all of its Trademarks.

UCC: the Uniform Commercial Code (or any successor statute) as adopted and in force in the State of California or, when the laws of any other state govern the method or manner of the perfection or enforcement of any security interest in any of the Collateral, the Uniform Commercial Code (or any successor statute) of such state.

Upstream Payment: a payment or distribution of cash or other Property by a Subsidiary to the Company, whether in repayment of Debt owed by such Subsidiary to the Company, to pay dividends on account of the Company's ownership of Equity Interests or otherwise.

Voting Power: with respect to any Person, the power ordinarily (without the occurrence of a contingency) to elect the members of the board of directors (or Persons performing similar functions) of such Person.

Voting Stock: with reference to any corporation, stock of any class or classes (or equivalent interests), if the holders of the stock of such class or classes (or equivalent interests) are ordinarily, in the absence of contingencies, entitled to vote for the election of the directors (or Persons performing similar functions) of such corporation, even though the right so to vote has been suspended by the happening of such a contingency.

Wingate: Wingate Carpets, Inc., a Georgia corporation.

13.2   Table of Definitions. Certain terms are defined elsewhere in this Agreement as set forth below.

Term	Section
"Affiliate Transaction"	9.3(e)
"Closing"	3.1
"Closing Date"	3.1
"Closing Date Projections"	4.18
"Collateral Agent"	4.5(a)
"Company"	Introduction
"CSP"	9.2
"Event of Default"	10
"FICA"	5.20
"Guaranty"	4.5(c)
"Indemnified Party"	20
"Intercreditor Agreement"	4.6
"Masland Subsidiary"	Definition of Masland Structuring Transactions
"Mortgages"	4.5(b)
"Notes"	1
"Other Purchasers"	2.1
"Permitted Liens"	9.2(e)
"Purchasers"	2.1
"Required Holders"	10
"Rentals"	9.2(n)
"Security Agreement"	4.5(a)

14.  Registration, Transfer and Substitution of Notes; Action by Noteholders.

14.1   Note Register; Ownership of Notes. The Company will keep at its principal office a register in which the Company will provide for the registration of Notes and the registration of transfers of Notes. The Company may treat the Person in whose name any Note is registered on such register as the owner thereof for the purpose of receiving payment of the principal of and the premium, if any, and interest on such Note and for all other purposes, whether or not such Note shall be overdue, and the Company shall not be affected by any notice to the contrary. All references in this Agreement to a "holder" of any Note shall mean the Person in whose name such Note is at the time registered on such register.

14.2   Transfer and Exchange of Notes. Any transfer of any Note or interest therein may be effected only by the surrender of such Note to the Company at its principal office. Upon surrender of any Note for registration of transfer or for exchange to the Company at its principal office, the Company at its expense will execute and deliver in exchange therefor a new Note or Notes in denominations of at least $100,000 (except one Note may be issued in a lesser principal amount if the unpaid principal amount of the surrendered Note is not evenly divisible by, or is less than $100,000), as requested by the holder or transferee, which aggregate the unpaid principal amount of such surrendered Note, registered as such holder or transferee may request, dated so that there will be no loss of interest on such surrendered Note and otherwise of like tenor. The Company will not be required to register the transfer of any Note unless the transferee is an insurance company, bank, investment company, investment partnership or other vehicle, CLO, CBO or similar fund, or other type of financial institution, or a registered broker-dealer and transferee agrees to make representations which are substantially similar to those in Sections 6.1 and 6.2.

14.3   Replacement of Notes. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any Note and, in the case of any such loss, theft or destruction of any Note, upon delivery of an indemnity bond in such reasonable amount as the Company may determine (or, in the case of any Note held by you or another institutional holder or your or its nominee, of an indemnity agreement from you or such other holder) or, in the case of any such mutilation, upon the surrender of such Note for cancellation to the Company at its principal office, the Company at its expense will execute and deliver, in lieu thereof, a new Note in the unpaid principal amount of such lost, stolen, destroyed or mutilated Note, dated so that there will be no loss of interest on such Note and otherwise of like tenor. Any Note in lieu of which any such new Note has been so executed and delivered by the Company shall not be deemed to be an outstanding Note for any purpose of this Agreement.

14.4   Notes held by Company Deemed Not Outstanding. For the purposes of determining whether the holders of the Notes of the requisite principal amount at the time outstanding have taken any action authorized by this Agreement with respect to the giving of consents or approvals or with respect to acceleration upon an Event of Default, any Notes directly or indirectly owned by the Company or any of its Subsidiaries or Affiliates shall be disregarded and deemed not to be outstanding.

15.  Payments on Notes. The Company will pay all sums becoming due on any Note for principal, premium, if any, and interest by the method and at the address specified for such purpose in Annex I, or by such other method or at such other address as the holder of any such Note shall have from time to time specified to the Company in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that any Note paid or prepaid in full shall be surrendered to the Company at its principal office. Prior to any sale or other disposition of any Note held by you or your nominee you will, at your election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Company in exchange for a new Note or Notes pursuant to Section 15. The Company will afford the benefits of this Section 15 to any institutional investor which is the direct or indirect transferee of any Note purchased by you under this Agreement and which has made the same agreement relating to such Note as you have made in this Section 15.

16.  Expenses, etc. Whether or not the transactions contemplated by this Agreement shall be consummated, the Company will pay all expenses described in Section 3.2 hereof, subject to offset against the $250,000 non-refundable deposit paid by the Company on or about January 31, 2003 and February 7, 2003. In addition to the foregoing and not subject to the limitations of the preceding sentence, the Company will (i) pay to you all reasonable legal and consultant fees and expenses incurred by you in connection with the amendment or enforcement of this Agreement or the Notes or in protecting your interests in any bankruptcy, receivership, reorganization, insolvency or liquidation proceeding by or affecting an Company or any Subsidiary and (ii) pay to the Collateral Agent its fees and expenses under the Operative Agreements. The Company also will pay, and will save you and each holder of any Notes harmless from, all claims in respect of the fees, if any, of brokers and finders and any and all liabilities with respect to any taxes (including interest and penalties) which may be payable in respect of the execution and delivery of this Agreement, the issue of the Notes and any amendment or waiver under or in respect of this Agreement or the Notes. The obligations of the Company under this Section 16 shall survive any disposition or payment of the Notes and the termination of this Agreement.

17.  Survival of Representations and Warranties. All representations and warranties contained in this Agreement or made in writing by or on behalf of an Company or any Subsidiary thereof in connection with the transactions contemplated by this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by you or on your behalf, the purchase of the Notes by you under this Agreement and any disposition or payment of the Notes. All statements contained in any certificate or other instrument delivered by or on behalf of an Company or any Subsidiary pursuant to this Agreement or in connection with the transactions contemplated by this Agreement shall be deemed representations and warranties of the applicable Company or Subsidiary under this Agreement.

18.  Amendments and Waivers. Any term of this Agreement or of the Notes may be amended and the observance of any term of this Agreement or of the Notes may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and holders of three quarters in aggregate principal amount of the Notes then outstanding, provided that, without the prior written consent of the holders of all the Notes at the time outstanding (subject to Section 14.4), no such amendment or waiver shall (a) change the maturity or the principal amount of, or reduce the rate or change the time of payment of interest on, or change the amount or the time of payment of any principal or premium payable on any prepayment of, any Note, or change the amount or the time of payment of any fee payable hereunder; (b) reduce the aforesaid percentages of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver; (c) change the percentage of the principal amount of the Notes the holders of which may declare the Notes to be due and payable as provided in Section 10; (d) modify the proviso to the first sentence of Section 10; or (e) decrease the percentage of the principal amount of the Notes the holders of which may rescind and annul any such declaration as provided in Section 10. Any amendment or waiver effected in accordance with this Section 18 shall be binding upon each holder of any Note at the time outstanding, each future holder of any Note and the Company.

19.   Notices, etc. Except as otherwise provided in this Agreement, notices and other communications under this Agreement shall be in writing and shall be delivered by facsimile transmission, hand or courier service, or mailed by registered or certified mail, return receipt requested, addressed; (a) if to you, at the address set forth in Annex I or at such other address as you shall have furnished to the Company in writing, except as otherwise provided in Section 15.2 with respect to payments on Notes held by you or your nominee; or (b) if to any other holder of any Note, at such address as such other holder shall have furnished to the Company in writing, or, until any such other holder so furnishes to the Company an address, then to and at the address of the last holder of such Note who has furnished an address to the Company; or (c) if to an Company, at its address set forth at the beginning of this Agreement, to the attention of Corporate Secretary, or at such other address, or to the attention of such other officer, as such Company shall have furnished to you and each such other holder in writing. Any notice so addressed and delivered by facsimile transmission, hand or courier shall be deemed to be given when received, and any notice so addressed and mailed by registered or certified mail shall be deemed to be given three (3) Business Days after being so mailed.

20.   Indemnification. The Company will indemnify and hold harmless you and each Other Purchaser and each person who controls a Purchaser within the meaning of the Securities Act or the Exchange Act and each of its Subsidiaries and each of their respective directors, officers, employees, principals, members, agents, advisors and partners (any and all of whom are referred to as the "Indemnified Party") from and against any and all losses, claims, damages and liabilities, whether joint or several (including all legal fees or other expenses reasonably incurred by any Indemnified Party in connection with the preparation for or defense of any pending or threatened third party claim, action or proceeding, whether or not resulting in any liability), to which such Indemnified Party may become subject, under any Applicable Law or otherwise, caused by or arising out of, or allegedly caused by or arising out of, this Agreement or any transaction contemplated hereby or thereby (including, without limitation, any failure to purchase the Notes other than by reason of a breach of this Agreement by the Indemnified Party).

Promptly after receipt by an Indemnified Party of notice of any claim, action or proceeding with respect to which an Indemnified Party is entitled to indemnity hereunder, such Indemnified Party will notify the Company of such claim or the commencement of such action or proceeding, provided that the failure of an Indemnified Party to give notice as provided herein shall not relieve either Company of its obligations under this Section 20 with respect to such Indemnified Party, except to the extent that an Company is actually prejudiced by such failure. The Company will assume the defense of such claim, action or proceeding and will employ counsel satisfactory to the Indemnified Party and will pay the fees and expenses of such counsel. Notwithstanding the preceding sentence, the Indemnified Party will be entitled, at the expense of the Company, to employ counsel separate from counsel for the Company and for any other party in such action if the Indemnified Party reasonably determines upon advice of counsel that a conflict of interest or other reasonable basis exists which makes representation by counsel chosen by the Company not advisable, but the Company will not be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties.

21.   Accounting Terms. Unless otherwise specified herein, all terms of an accounting character used in the Agreement shall be interpreted, all accounting determinations under the Agreement shall be made, and all financial statements required to be delivered under the Agreement shall be prepared in accordance with GAAP, applied on a basis consistent with the most recent audited Consolidated financial statements of the Company and the Subsidiaries heretofore delivered to you and the Other Purchasers and using the same method for inventory valuation as used in such audited financial statements, except for any change required by GAAP; provided, however, that for purposes of determining the Company's compliance with financial covenants contained in Section 9.3 of the Agreement, all accounting terms shall be interpreted and all accounting determinations shall be made in accordance with GAAP as in effect on the date of the Agreement and applied on a basis consistent with the application used in the financial statements referred to in Section 9.1 of the Agreement unless (i) the Company shall have objected to determining such compliance on such basis at the time of delivery of such financial statements or (ii) you or any Other Purchaser shall so object in writing within 30 days after the delivery of such financial statements, in either of which events such calculations shall be made on a basis consistent with those used in the preparation of the latest financial statements as to which such objection shall not have been made. In the event of any change in GAAP that occurs after the date of the Agreement and that is material to the Company, you and the Other Purchasers (but not the Company) shall have the right to require either that conforming adjustments be made to any financial covenants set forth in the Agreement, or the component thereof, that are affected by such change or the that the Company report its financial condition based on GAAP as in effect immediately prior to the occurrence of such change.

22.   Miscellaneous. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto, whether so expressed or not, and, in particular, shall inure to the benefit of and be enforceable by any holder or holders at the time of the Notes or any part thereof. Except as stated in Section 17, this Agreement embodies the entire agreement and understanding between you and the Company and supersedes all prior agreements and understandings relating to the subject matter hereof. This Agreement and the Notes shall be construed and enforced in accordance with and governed by the law of the State of California. The headings in this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

[SIGNATURES APPEAR ON THE FOLLOWING PAGE]

If you are in agreement with the foregoing, please sign the form of agreement on the accompanying counterparts of this letter and return one of the same to the Company, whereupon this letter shall become a binding agreement between you and the Company.

Very truly yours,
ATTEST: /s/ Geoffrey G. Young Geoffrey G. Young Assistant Secretary	THE DIXIE GROUP, INC., a Tennessee corporation By: /s/ Daniel K. Frierson Title: Chairman
By: /s/ Gary A. Harmon Title: Vice President and Chief Financial Officer
[CORPORATE SEAL]

The foregoing Agreement is hereby agreed to as of the date thereof.

SPECIAL VALUE BOND FUND II, LLC By: SVIM/MSM II, LLC Its: Managing Member

By:Tennenbaum & Co., LLC Its: Managing Member By: /s/ Howard Levkowitz Name: Howard Levkowitz Title: Principal

[Duplicate Signature Page]

If you are in agreement with the foregoing, please sign the form of agreement on the accompanying counterparts of this letter and return one of the same to the Company, whereupon this letter shall become a binding agreement between you and the Company.

Very truly yours,
ATTEST: /s/ Geoffrey G. Young Geoffrey G. Young Assistant Secretary	THE DIXIE GROUP, INC., a Tennessee corporation By: /s/ Daniel K. Frierson Title: Chairman
By: /s/ Gary A. Harmon Title: Vice President and Chief Financial Officer
[CORPORATE SEAL]

The foregoing Agreement is hereby agreed to as of the date thereof.

SPECIAL VALUE ABSOLUTE RETURN FUND, LLC

By: SVAR/MM, LLC
Its: Managing Member

By: Tennenbaum Capital Partners, LLC
Its: Managing Member

By: Tennenbaum & Co., LLC
Its: Managing Member

By: /s/ Howard Levkowitz
Name:  Howard Levkowitz
Title:    Principal

[Duplicate Signature Page]

If you are in agreement with the foregoing, please sign the form of agreement on the accompanying counterparts of this letter and return one of the same to the Company, whereupon this letter shall become a binding agreement between you and the Company.

Very truly yours,
ATTEST: /s/ Geoffrey G. Young Geoffrey G. Young Assistant Secretary	THE DIXIE GROUP, INC., a Tennessee corporation By: /s/ Daniel K. Frierson Title: Chairman
By: /s/ Gary A. Harmon Title: Vice President and Chief Financial Officer
[CORPORATE SEAL]

The foregoing Agreement is hereby agreed to as of the date thereof.

J.B. FUQUA FAMILY CHARITABLE LOAD ANNUITY TRUST-2000 By: Tennenbaum Capital Partners, LLC Its: Investment Manager By: /s/ Howard Levkowitz Name: Howard Levkowitz Title: Principal

EXHIBIT A

[FORM OF]

SENIOR SECURED NOTE

$_____________ ____________ __, 200_

Los Angeles, California

FOR VALUE RECEIVED, the undersigned, THE DIXIE GROUP, INC., a Tennessee corporation (the "Company"), promises to pay to the order of _________________________________ (the "Purchaser"), at the Purchaser's principal place of business at ___________________________________, or at such other place as the Purchaser may designate to the Company in writing from time to time, the principal sum of ______________________________________________ DOLLARS ($____________), together with interest on so much thereof as is from time to time outstanding and unpaid at the Applicable Interest Rate (as such term is defined in Section 1.01(b) below), in lawful money of the United States of America, which shall at the time of payment be legal tender in payment of all debts and dues, public and private.

This Senior Secured Note (this "Note") is one of a series of Senior Secured Notes due May 13, 2007 of the Company in the aggregate principal amount of $37,000,000 issued pursuant to separate Note Purchase Agreements dated as of ___________ __, 2003 (as amended, restated, supplemented or otherwise modified, the "Note Purchase Agreements"; terms defined in the Note Purchase Agreements and not otherwise defined herein are used herein as therein defined), entered into by the Company with the respective Purchasers named therein; and this Note and the holder hereof are entitled equally and ratably with the holders of all other Senior Secured Notes outstanding under the Note Purchase Agreements to all the benefits provided for thereby and referred to therein. Reference hereby is made to the Note Purchase Agreements for a statement of such rights and benefits.

ARTICLE I - TERMS AND CONDITIONS

1.01 Accrual and Calculation of Interest.

(a) Computation of Interest. Interest under this Senior Secured Note (this "Note") shall be paid in arrears and shall be calculated based on a 360-day year, and shall accrue for each and every day on which any indebtedness remains outstanding hereunder.

(b) Initial Applicable Interest Rate and Rate Adjustment Date. Interest shall accrue on the outstanding principal balance under this Note at a per annum rate ("Applicable Interest Rate") equal to:

(i) so long as a LIBOR Termination Event (as defined in Section 1.01(d) below) has not occurred, the sum of (A) 10.00% plus the LIBOR Rate (as such term is defined in Section 1.01(c) below) (the "LIBOR Floating Rate"), which combined figure shall be rounded upwards to the nearest one-eighth percent (0.125%) (the portion of the interest due on any Cash Interest Payment Date that is attributable to interest accrued at the LIBOR Floating Rate is referred herein to as the "Cash Interest Component"); provided, however, that the LIBOR Floating Rate shall not exceed 14.00% for any period of determination occurring on or after the Cash Interest Payment Date of March 1, 2006; plus (B) 3.00% (the "PIK Interest"; the portion of the interest due on any PIK Interest Payment Date that is attributable to interest accrued at the per annum rate set forth in this Section 1.01(b)(i)(B) or 1.01(b)(ii)(B), as the case may be, is referred to herein as the "PIK Interest Component"); or

(ii) if a LIBOR Termination Event has occurred and so long as such LIBOR Termination Event continues in effect, the sum of (A) 8.0% plus the Base Rate (the "Base Floating Rate"; and, together with the LIBOR Floating Rate, the "Floating Rate"), which combined figure shall be rounded upwards to the nearest one-eighth percent (0.125%); provided, however, that the Base Floating Rate shall not exceed 14.00% for any period of determination occurring on or after the Cash Interest Payment Date of March 1, 2006; plus (B) the PIK Interest.

Adjustments to the Floating Rate, if made in connection with changes in the LIBOR Rate, shall be made on the first (1st) day of each calendar month and, if made in connection with the Base Rate, on the day of the annoucement of the change in the Base Rate (any such date, the "Rate Adjustment Date"), except that the initial LIBOR Rate shall be determined by the Purchaser.

As used herein, the "Base Rate" means, on any date, the greater of (i) the rate of interest announced or quoted by Fleet National Bank from time to time as its prime rate (the prime rate announced by Fleet National Bank is a reference rate and does not necessarily represent the lowest or best rate charged by Fleet National Bank; if the prime rate is discontinued by Bank as a standard, a comparable figure designated by the Purchaser as a substitute therefor shall be the Base Rate) or (ii) the federal funds rate, as published for any day by the Federal Reserve Bank of Atlanta, or if such rate is not so published, the average of the quotations for such day on such transactions received by the Purchaser from 3 federal funds brokers of recognized standing selected by the Purchaser, plus 0.50%.

(c) LIBOR Rate. The London Interbank Offered Rate ("LIBOR Rate") shall mean the average of London Interbank Offered Rates (in U.S. dollar deposits) for a term of one month determined solely by the Purchaser as of each Rate Adjustment Date. On each Rate Adjustment Date, the Purchaser will obtain the LIBOR Rate from the appropriate Bloomberg display page available as of the close of business announced on the last business day of the month immediately preceding the Rate Adjustment Date. If Bloomberg ceases publication or ceases to publish the LIBOR Rate, the Purchaser shall select a comparable publication to determine the LIBOR Rate and provide notice thereof to the Company. The LIBOR Rate may or may not be the lowest rate based upon the market for U.S. dollar deposits in the London Interbank Eurodollar Market at which the Purchaser prices loans on the date on which the LIBOR Rate is determined by the Purchaser as set forth above.

(d) LIBOR Unascertainable. If (i) on any date on which the LIBOR Rate would otherwise be set, the Purchaser shall have determined in good faith (which determination shall be conclusive) that (A) adequate and reasonable means do not exist for ascertaining the LIBOR Rate or (B) a contingency has occurred which materially and adversely affects the London Interbank Eurodollar Market at which the Purchaser prices loans on the date on which the LIBOR Rate is determined by the Purchaser hereunder, or (ii) at any time the Purchaser shall have determined in good faith (which determination shall be conclusive) that the making, maintenance or funding of any part of the loan evidenced by this Note has been made impracticable or unlawful by the Purchaser's compliance in good faith with any law or guideline or interpretation or administration thereof by any governmental authority charged with the interpretation or administration thereof or with any request or directive of any such governmental authority (whether or not having the force of law); then, and in any such event, Purchaser may notify the Company of such determination (the occurrence of any such event being referred to herein as a "LIBOR Termination Event"). Upon the date specified by the Purchaser in such notice (which shall not be earlier than the date such notice is given), the Purchaser's obligation to charge interest to the Company at the LIBOR Rate shall be suspended until Purchaser shall notify the Company of Purchaser's determination in good faith (which determination shall be conclusive in the absence of manifest error) that the circumstances giving rise to such previous determination no longer exists. If the Purchaser notifies the Company of a determination under this subsection, and until such time as Purchaser determines in good faith (which determination shall be conclusive in the absence of manifest error) that the circumstances giving rise to such previous determination no longer exists, interest shall accrue at the Base Floating Rate.

(e) Adjustment Due to Calculations. If the Purchaser at any time determines, in its sole but reasonable discretion, that it has miscalculated the amount of the Applicable Interest Rate (whether because of a miscalculation of the LIBOR Rate or otherwise), then the Purchaser shall notify the Company of the corrected amount of the monthly payment and Applicable Interest Rate, and (i) if the corrected Applicable Interest Rate represents an increase in the applicable monthly payment, the Company shall, within ten (10) days thereafter, pay to Purchaser any sums that the Company would have otherwise been obligated under this Note to pay to Purchaser had the amount of the Applicable Interest Rate not been miscalculated; or (ii) if the corrected amount of the Applicable Interest Rate results in an overpayment by the Company to Purchaser, and no Event of Default has then occurred and be continuing, Purchaser shall thereafter pay to the Company the sums that the Company would not have otherwise been obligated to pay to Purchaser had the amount of the Applicable Interest Rate not been miscalculated or, at the Purchaser's option, the Purchaser may credit such amounts against the Company's outstanding or ensuing payment obligations hereunder.

(f) Increased Costs.

(i) The Company shall, from time to time upon demand by the Purchaser, pay to the Purchaser as additional interest all amounts necessary to reimburse the Purchaser for any increase in the cost to the Purchaser of agreeing to purchase this Note which may arise from (A) any change (including, without limitation, any change by way of imposition or increase of reserve requirements) in or in the interpretation of any law or regulation or (B) the Purchaser's compliance with any guideline or request from any governmental authority (whether or not having the force of law). The Purchaser shall notify the Company in writing of the amount of any such increased costs, which the Purchaser shall calculate in good faith, and such calculation shall be conclusive and binding on the Company in the absence of manifest error.

(ii) If (A) any law, or guideline, interpretation or application thereof by any governmental authority charged with the interpretation or administration thereof, or compliance with any request or directive of any governmental authority (whether or not having the force of law) now existing or hereafter adopted (1) subjects the Purchaser to any tax or changes the basis of taxation with respect to this Note or payments by the Company of principal, interest or other amounts due from the Company hereunder or under the other Operative Agreement (except for taxes on the overall net income or overall gross receipts of the Purchaser imposed as a result of a present or former connection between the jurisdiction of the government or taxing authority imposing such tax and the Purchaser; provided, that this exclusion shall not apply to a connection arising solely from the Purchaser having executed, delivered, performed its obligations under or received a payment under, or enforced this Note or any of the other Operative Agreements), or (2) imposes upon the Purchaser any other condition or expense with respect to this Note, or the making, maintenance or funding of any part of the indebtedness evidenced hereby or any security therefor, and (B) the result of any occurrence of the foregoing is to increase the cost to, reduce the income receivable by, or impose any expense (including, without limitation, loss of margin) upon the Purchaser with respect to this Note, or the making, maintenance or funding of any part of the indebtedness evidenced hereby or any security therefor, by an amount which the Purchaser deems to be material, the Purchaser may from time to time notify the Company of the amount determined in good faith (using any averaging and attribution methods) by the Purchaser (which determination shall be conclusive in the absence of manifest error) to be necessary to compensate the Purchaser for such imposition.

(iii) If the Company is by law prohibited from paying any amount due to the Purchaser under subsections (i) or (ii) above, the Purchaser may elect to declare the unpaid balance hereof and all interest accrued thereon immediately due and payable.

1.02 Payments of Principal and Interest.

(a) Commencing on the first day of the first calendar month following the date of this Note, and on the first day of each calendar month thereafter (each such date being referred to herein as a "Cash Interest Payment Date") until the later to occur of (i) May 13, 2007 (the "Maturity Date"); and (ii) the full and final payment in cash or cash equivalents of the principal balance outstanding under this Note, all accrued and unpaid interest thereon, premium, if any, and all fees and expenses owing by the Company to the Purchaser under this Note and the other Operative Agreements, the Company shall pay to the Purchaser in cash all interest accrued under this Note at the Applicable Interest Rate during the immediately preceding calendar month; provided, however, that the PIK Interest Component of the accrued but unpaid interest shall be payable quarterly in arrears commencing on June 1, 2003 and on each September 1, December 1, March 1 and June 1 thereafter (each such date being referred to herein as a "PIK Interest Payment Date"; and, together with each Cash Interest Payment Date, an "Interest Payment Date"); provided, further, however, that the PIK Interest Component of the accrued interest due on any PIK Interest Payment Date shall be paid by accreting to the principal balance then outstanding under this Note.

(b) The entire outstanding principal balance of this Note, together with all accrued and unpaid interest thereon, shall be due and payable in full in cash on the earlier to occur of (i) the Maturity Date; and (ii) the acceleration of the Company's payment obligations hereunder in accordance with the terms of the Note Purchase Agreement.

(c) All payments due under this Note shall be payable without setoff, counterclaim or any other deduction whatsoever.

1.03 Prepayment. The principal indebtedness evidenced by this Note is subject to prepayment by the Company in whole or in part in accordance with Section 7 of the Note Purchase Agreement.

1.04 Security. The indebtedness evidenced by this Note and the obligations created hereby are (a) secured by the Security Documents (as defined in the Note Purchase Agreement); and (b) guaranteed by the Guaranty (as defined in the Note Purchase Agreement).

1.05 Late Charge. If any sum payable under this Note (other than the final payment of the principal balance due on the Maturity Date) is not paid on the date such sum is due and payable, then, subject to the provisions hereof limiting interest to the maximum amount allowed by applicable law, the Company shall pay to the Purchaser on demand an amount equal to five percent (5.0%) of such past due sum to defray the expenses incurred by the Purchaser in handling and processing such delinquent payment and to compensate the Purchaser for the loss of use of such delinquent payment, and such amount shall be secured by the Security Documents to the extent the Company is a party thereto and guaranteed by the Guaranty.

1.06 Default; Default Interest Rate. It is hereby expressly agreed that (x) should any payment of principal or interest required under this Note not be made on the date such payment is due and payable; or (y) should any other default occur under the Note Purchase Agreement or any other Operative Agreement which is not cured within any applicable grace or cure period, and as to which default any notice to the Company expressly contemplated by the Note Purchase Agreement or relevant Operative Agreement in connection with such default has been given, then a default shall exist hereunder, and in such event the indebtedness evidenced hereby, including all sums advanced or accrued hereunder or under the Note Purchase Agreement or any other Operative Agreement, and all unpaid interest accrued thereon, shall, in accordance with Section 10 of the Note Purchase Agreement, become due and payable and may be collected forthwith, whether or not there has been a prior demand for payment and regardless of the stipulated date of maturity. So long as any Event of Default exists, regardless of whether or not there has been an acceleration of the indebtedness evidenced hereby, and at all times after maturity of the indebtedness evidenced hereby (whether by acceleration or otherwise), interest shall accrue on the outstanding principal balance of this Note at a rate per annum (the "Default Interest Rate") equal to 2.00% plus the Applicable Interest Rate which would be in effect hereunder absent such default or maturity, or if such increased rate of interest may not be collected under applicable law, then at the maximum rate of interest, if any, which may be collected from the Company under applicable law, and such default interest shall be immediately due and payable; and, all accrued but unpaid interest due in respect of the Default Interest Rate shall be payable in cash immediately upon written demand therefor. The Company acknowledges that it would be extremely difficult or impracticable to determine the Purchaser's actual damages resulting from any late payment or default, and such late charges and default interest are reasonable estimates of those damages and do not constitute a penalty. The remedies of the Purchaser in this Note, the Note Purchase Agreements, the other Operative Agreements, or at law or in equity, shall be cumulative and concurrent, and may be pursued singly, successively or together in the Purchaser's discretion. The Company agrees to pay all costs of collection incurred by the Purchaser including, but not limited to, reasonable attorneys' fees and expenses.

ARTICLE II - GENERAL CONDITIONS

2.01 No Waiver; Amendment. No failure to accelerate the indebtedness evidenced hereby by reason of default hereunder, acceptance of a partial or past due payment, or indulgences granted from time to time shall be construed (i) as a novation of this Note or as a reinstatement of the indebtedness evidenced hereby or as a waiver of such right of acceleration or of the right of the Purchaser thereafter to insist upon strict compliance with the terms of this Note; or (ii) to prevent the exercise of such right of acceleration or any other right granted hereunder or by any applicable laws; and the Company hereby expressly waives the benefit of any statute or rule of law or equity now provided, or which may hereafter be provided, which would produce a result contrary to or in conflict with the foregoing. No extension of the time for the payment of this Note or any installment due hereunder, made by agreement with any person now or hereafter liable for the payment of this Note shall operate to release, discharge, modify, change or affect the original liability of the Company under this Note, either in whole or in part unless the Purchaser agrees otherwise in writing. This Note may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

2.02 Waivers. Presentment for payment, notice of intention to accelerate, notice of acceleration, demand, protest and notice of demand, protest and nonpayment and all other notices are hereby waived by the Company. The Company hereby further waives and renounces, to the fullest extent permitted by law, all rights to the benefits of any statute of limitations and any moratorium, reinstatement, marshalling, forbearance, valuation, stay, extension, redemption, appraisement, exemption and homestead now or hereafter provided by the Constitution and laws of the United States of America and of each state thereof, both as to itself and in and to all of its property, real and personal, against the enforcement and collection of the obligations evidenced by this Note, the Note Purchase Agreement or any other Operative Agreement.

2.03 Limit of Validity. The provisions of this Note and of all agreements between the Company and the Purchaser, whether now existing or hereafter arising and whether written or oral, are hereby expressly limited so that in no contingency or event whatsoever, whether by reason of demand or acceleration of the maturity of this Note or otherwise, shall the amount paid, or agreed to be paid ("Interest") to the Purchaser for the use, forbearance or retention of the indebtedness evidenced hereby exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, performance or fulfillment of any provision hereof or of any agreement between the Company and the Purchaser shall, at the time performance or fulfillment of such provision shall be due, exceed the limit for Interest prescribed by law or otherwise transcend the limit of validity prescribed by applicable law, then ipso facto the obligation to be performed or fulfilled shall be reduced to such limit and if, from any circumstance whatsoever, the Purchaser shall ever receive anything of value deemed Interest by applicable law in excess of the maximum lawful amount, an amount equal to any excessive Interest shall be applied to the reduction of the principal balance owing under this Note in the inverse order of its maturity (whether or not then due) or at the option of the Purchaser be paid over to the Company, and not to the payment of Interest. All Interest (including any amounts or payments deemed to be Interest) paid or agreed to be paid to the Purchaser shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread throughout the full period until payment in full of the principal balance of this Note so that the Interest thereof for such full period will not exceed the maximum amount permitted by applicable law.

2.04 Unconditional Payment. The Company is and shall be obligated to pay principal, interest and any and all other amounts which become payable hereunder or under any other Operative Agreement absolutely and unconditionally and without any abatement, postponement, diminution or deduction and without any reduction for counterclaim or setoff. In the event that at any time any payment received by the Purchaser hereunder shall be deemed by a court of competent jurisdiction to have been a voidable preference or fraudulent conveyance under any bankruptcy, insolvency or other debtor relief law, then the obligation to make such payment shall survive any cancellation or satisfaction of this Note or return thereof to the Company and shall not be discharged or satisfied with any prior payment thereof or cancellation of this Note, but shall remain a valid and binding obligation enforceable in accordance with the terms and provisions hereof, and such payment shall be immediately due and payable upon demand. This Section 2.04 shall survive any cancellation or satisfaction of this Note or return of this Note to the Company.

2.05 SUBMISSION TO JURISDICTION; WAIVER OF JURY TRIAL.

(a) THE COMPANY, TO THE FULL EXTENT PERMITTED BY LAW, HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY, WITH AND UPON THE ADVICE OF COMPETENT COUNSEL, (A) SUBMITS TO PERSONAL JURISDICTION IN THE STATE OF CALIFORNIA OVER ANY SUIT, ACTION OR PROCEEDING BY ANY PERSON ARISING FROM OR RELATING TO THIS NOTE, (B) AGREES THAT ANY SUCH ACTION, SUIT OR PROCEEDING MAY BE BROUGHT IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE COUNTY OF LOS ANGELES, STATE OF CALIFORNIA OR IN THE COUNTY WHERE THE COMPANY'S PROPERTY IS LOCATED; (B) SUBMITS TO THE JURISDICTION OF SUCH COURTS AND; (C) TO THE FULLEST EXTENT PERMITTED BY LAW, AGREES THAT THE COMPANY WILL NOT BRING ANY ACTION, SUIT OR PROCEEDING IN ANY FORUM OTHER THAN SUCH COURTS (BUT NOTHING HEREIN SHALL AFFECT THE RIGHT OF THE PURCHASER TO BRING ANY ACTION, SUIT OR PROCEEDING IN ANY OTHER FORUM). THE COMPANY FURTHER CONSENTS AND AGREES TO SERVICE OF ANY SUMMONS, COMPLAINT OR OTHER LEGAL PROCESS IN ANY SUCH SUIT, ACTION OR PROCEEDING BY REGISTERED OR CERTIFIED U.S. MAIL, POSTAGE PREPAID, TO THE COMPANY AT THE ADDRESS PROVIDED THEREFOR IN THE NOTE PURCHASE AGREEMENT, AND CONSENTS AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE IN EVERY RESPECT VALID AND EFFECTIVE SERVICE (BUT NOTHING HEREIN SHALL AFFECT THE VALIDITY OR EFFECTIVENESS OF PROCESS SERVED IN ANY OTHER MANNER PERMITTED BY LAW).

(b) THE COMPANY AND THE PURCHASER, TO THE FULL EXTENT PERMITTED BY LAW, HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY, WITH AND UPON THE ADVICE OF COMPETENT COUNSEL, WAIVES, RELINQUISHES AND FOREVER FORGOES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, ARISING OUT OF, OR IN ANY WAY RELATING TO THIS NOTE OR ANY CONDUCT, ACT OR OMISSION OF THE PURCHASER OR THE COMPANY, OR ANY OF THEIR DIRECTORS, OFFICERS, PARTNERS, MEMBERS, EMPLOYEES, AGENTS OR ATTORNEYS, OR ANY OTHER PERSONS AFFILIATED WITH THE PURCHASER OR THE COMPANY, IN EACH OF THE FOREGOING CASES, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.

2.07 Miscellaneous. This Note shall be interpreted, construed and enforced according to the substantive laws of the State of California without giving effect to its principles of choice of law or conflicts of law. The terms and provisions hereof shall be binding upon and inure to the benefit of the Company and the Purchaser and their respective heirs, executors, legal representatives, successors, successors-in-title and assigns, whether by voluntary action of the parties or by operation of law; provided, however, that the Company may not assign its obligations hereunder without the prior written consent of the Purchaser and any unconsented to assignment shall be void ab initio. As used herein, the terms "Company" and "Purchaser" shall be deemed to include their respective successors and permitted assigns, whether by voluntary action of the parties or by operation of law. All personal pronouns used herein, whether used in the masculine, feminine or neuter gender, shall include all other genders; the singular shall include the plural and vice versa. Titles of articles and sections are for convenience only and in no way define, limit, amplify or describe the scope or intent of any provisions hereof. Time is of the essence with respect to all provisions of this Note.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has executed this Note as of the date first above written.

ATTEST:	THE DIXIE GROUP, INC., a Tennessee corporation
/s/ Geoffrey G. Young Geoffrey G. Young Assistant Secretary	By: /s/ Daniel K. Frierson Name: Daniel K. Frierson Title: Chairman
[CORPORATE SEAL]	By: /s/ Gary A. Harmon Title: Vice President and Chief Financial Officer